United States Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the quarter ended September 30, 2004

Commission File Number 333-72195

INFOSYS TECHNOLOGIES LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road,
Bangalore, Karnataka, India 561 100.
+91-80-852-0261
(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not applicable.

This Form 6-K contains our Quarterly Report for the quarter ended September 30, 2004 that we mailed to our equity shareholders on or about November 10, 2004.

Infosys Technologies Limited
Report for the second quarter ended September 30, 2004

Infosys Technologies Limited

At a glance — Indian GAAP (Non-consolidated financials)

in Rs. crore, except per share data

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
For the period
Income	1,690	1,135	3,161	2,217	4,761
Export income	1,659	1,116	3,107	2,175	4,695
Operating profit (PBIDTA)	560	378	1,051	727	1,584
PBIDTA as a percentage of income	33.13%	33.35%	33.24%	32.78%	33.26%
Profit after tax (PAT)	455	300	849	578	1,243
PAT as a percentage of income	26.92%	26.45%	26.87%	26.09%	26.12%
PAT as a percentage of average net worth	40.89%	37.85%	40.89%	37.85%	40.68%
Capital expenditure	167	69	312	127	430
Dividend per share (excluding one-time special dividend)*	5.00	3.63	5.00	3.63	7.38
Dividend amount (excluding one-time special dividend)	134	96	134	96	196
One-time special dividend per share*	—	—	—	—	25.00
One-time special dividend amount	—		—	—	668
Earnings per share*(par value of Rs. 5 each, fully paid)
Basic	16.99	11.33	31.76	21.82	46.84
Diluted	16.61	11.23	31.14	21.69	46.26
At the end of the period
Total assets			4,071	3,336	3,253
Fixed assets — net			1,177	793	970
Cash and cash equivalents (including liquid mutual funds)			2,380	2,140	2,769
Net current assets			1,794	2,031	1,220
Debt			—	—	—
Net worth			4,071	3,336	3,253
Equity			134	33	33
Market capitalization			45,416	30,007	32,909

Note:
All figures above are based on unconsolidated Indian GAAP financials.
Market capitalization is calculated by considering the share price at National Stock Exchange on the shares outstanding at the period /year end.
* Adjusted for the issue of bonus shares in the ratio of 3:1 allotted on July 3, 2004 as per Accounting Standard 20 (AS 20) on Earnings Per Share.

Infosys Technologies Limited

Letter to the Shareholder
Dear shareholder,

Your company is delighted to report excellent growth in the second quarter of this fiscal year. Consolidated Indian GAAP revenues grew by 15.3% over Ql FY2005, while consolidated net profits from ordinary activities witnessed an increase of 15.2%. Revenues in US GAAP terms grew by 13.1%, as compared to the quarter ended June 30, 2004.

Your company has revised its initial guidance for fiscal year 2005. Consolidated income guidance under Indian GAAP was originally between Rs. 6,731 crore and Rs. 6,772 crore. It has been revised to between Rs. 7,132 crore and Rs. 7,160 crore, an estimated growth of 47% to 48%. In US GAAP terms, the guidance for revenues was revised from between $ 1,476 million and $ 1,485 million, to $ 1,555 million and $ 1,561 million, an estimated growth of 46% to 47%.

This quarter, your company saw the highest growth figures in three years. Strategic sourcing has become the outsourcing approach for many companies worldwide. In this context, your company continues to benefit from the positive demand environment for offshore services. Offshore volumes grew at 16.7%, as compared to onsite volumes, which grew at 7.1%. Additionally pricing has stabilized, as have margins. Your company’s billing for three clients (on an LTM basis) is more than $ 50 million each, and the number of clients billing over $ 40 million has gone up from 5 to 7.

The focus on scalability continued. Your company and its subsidiaries saw a gross addition of 6,078 employees. The net employee addition for the quarter stood at 5,010. Further, training, education and leadership development infrastructure have been enhanced in order to meet the growing business needs. It is significant to note that the expense management model has demonstrated flexibility in absorbing the cost of recruiting 5,010 net employees while maintaining margins.

Investments in the various plans of our subsidiaries and business units, supported by robust business platforms, have started yielding results, and are contributing to the growth momentum. Infosys Consulting Inc. won its first consulting deal this quarter.

Offshoring has become a mega trend, as more organizations around the world partner with your company This quarter, your company added 32 new clients. Telecom, banking, financial sectors, particularly, saw high growth. Your company strengthened its relationship with large telecom players, with the addition of one of the largest wholesale telecom carriers in Europe to its client portfolio. The company has also started providing Oracle application support to another premier communications service provider in the US.

In the insurance sector, a German multi-billion euro insurance organization selected your company to replace an existing hierarchical database, and thereby achieve organization-wide uniformity and reduced licensing costs. Additionally, an organization providing proxy voting and corporate governance solutions to its global client base selected your company to provide business consulting services.

There were significant wins in the retail space too. A leading discount retailer in the US has selected your company as a preferred provider of IT consulting for a strategic sourcing initiative. Additionally, a major European retailer chose your company to implement an REID solution.

Energy and Utilities companies are also leveraging the power of technology in increasing customer focus. Your company partnered with a Fortune 500 company in the US to provide application development and maintenance services in the area of customer relationship management. Additionally, one of the largest companies in the IT storage space has selected your company for the development of a storage management product.

The sale of the Finacle® suite of products also made significant headway during the quarter. Union Bank of the Philippines (UBP), one of the top 10 banks in Philippines, licensed Finacle® core banking and e-Banking solutions. The win marks a key breakthrough for Finacle® in the core banking space in South East Asia. In Finacle’s first win in the treasury solution space in India, UTI Bank, an existing customer, chose the Finacle® treasury solution.

As always, your company continues to display excellence in execution. A significant 96.3% of business this quarter was repeat business.

Your company’s strong growth has been made possible through the committed efforts of all Infoscions. On your behalf, we thank them for contributing to an extremely successful quarter.

	Nandan M. Nilekani	S. Gopalakrishnan
Bangalore	Chief Executive Officer, President	Chief Operating Officer
October 12, 2004	and Managing Director	and Deputy Managing Director

Infosys Technologies Limited

Auditors’ report to the members of Infosys Technologies Limited

We have audited the attached Balance Sheet of Infosys Technologies Limited (the Company) as at 30 September 2004, the Profit and Loss Account and Cash Flow Statement of the Company for the quarter and half year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that:

(a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) in our opinion, proper books of account have been kept by the Company so far as appears from our examination of those books;

(c) the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d) in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards issued by the Institute of Chartered Accountants of India, to the extent applicable; and

(e) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at 30 September 2004;

(ii)	in the case of the Profit and Loss Account, of the profit of the Company for the quarter and half year ended on that date; and

(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the quarter and half year ended on that date.

for BSR & Co
(formerly Bharat S Raut & Co.) Chartered Accountants

Subramanian Suresh
Partner
Bangalore	Membership No. 83673
12 October 2004

Infosys Technologies Limited

Balance sheet as at

			in Rs. Crore
	September 30, 2004	September 30, 2003	March 3 1,2004
SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	133.93	33.13	33.32
Reserves and surplus
APPLICATIONS OF FUNDS	3,937.53	3,302.48	3,220.11

APPLICATIONS OF FUNDS
	4,071.46	3,335.61	3,253.43

FIXED ASSETS
Original cost	1,809.12	1,414.53	1,570.23
Less: Depreciation and amortization	885.03	683.27	803.41

Net book value	924.09	731.26	766.82
Add: Capital work-in-progress	252.63	62.00	203.48

	1,176.72	793.26	970.30
INVESTMENTS	1,064.97	476.99	1,027.38
DEFERRED TAX ASSETS	35.77	33.87	35.63
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	892.06	577.26	632.51
Cash and bank balances	1,251.78	1,382.71	1,638.01
Loans and advances	812.93	786.63	693.22

	2,956.77	2,746.60	2,963.74
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	566.92	370.99	560.44
Provisions
NET CURRENT ASSETS	595.85	344.12	1,183.18

	1,794.00	2,031.49	1,220.12

	4,071.46	3,335.61	3,253.43

As per our report attached

for BSR &r Co.
(formerly Bharat S. Raut &
Co.) Chartered Accountants

Nandan M. Nilekani Chief
Subramanian Suresh	N. R. Narayana Murthy	Executive Officer,	S. Gopalakrishnan Chief
Partner	Chairman and Chief	President and Managing	Operating Officer and	Deepak M. Satwalekar
	Mentor	Director	Deputy Managing Director	Director
Membership No	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
83673	Director	Director	Director	Director
	Claude Smadja	Sridar A.	K. Dinesh	S. D. Shibulal
	Director	lyengar Director	Director	Director

Bangalore	T. V Mohandas Pai	Srinath	V Balakrishnan Company
October	Director and Chief	Batni	Secretary and Senior Vice
12, 2004	Financial Officer	Director	President — Finance

Infosys Technologies Limited

Profit and loss account for the

in Rs. crore, except per share data

	Quarter ended September		Half year ended
	September 30,		September 30,		Year ended March 31,
	2004	2003	2004	2003	2004
INCOME
SOFTWARE SERVICES AND PRODUCTS
Overseas	1,659.27	1,115.98	3,106.69	2,174.63	4,694.69
Domestic	30.29	18.77	54.26	42.10	66.20

	1,689.56	1,134.75	3,160.95	2,216.73	4,760.89
SOFTWARE DEVELOPMENT EXPENSES	909.96	587.16	1,701.87	1,159.94	2,495.31

GROSS PROFIT	779.60	547.59	1,459.08	1,056.79	2,265.58
SELLING AND MARKETING EXPENSES	103.08	80.44	190.47	160.16	335.08
GENERAL AND ADMINISTRATION EXPENSES	116.78	88.72	218.02	169.90	346.85

	219.86	169.16	408.49	330.06	681.93
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION	559.74	378.43	1,050.59	726.73	1,583.65
INTEREST	—	—	—	—	—
DEPRECIATION AND AMORTIZATION	56.55	62.33	105.93	106.59	230.90

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	503.19	316.10	944.66	620.14	1,352.75
OTHER INCOME	30.23	44.28	48.22	76.73	127.39
PROVISION FOR INVESTMENTS	0.07	0.22	0.06	6.59	9.67

NET PROFIT BEFORE TAX	533.35	360.16	992.82	690.28	1,470.47
PROVISION FOR TAXATION	78.50	60.00	143.50	112.00	227.00

NET PROFIT AFTER TAX	454.85	300.16	849.32	578.28	1,243.47

Balance brought forward	462.36	278.12	70.51	—	—
Less: Residual dividend paid for Fiscal 2004	—	—	2.32	—	—
Dividend tax on the above	1.97	—	2.27	—	—

	460.39	278.12	65.92	—	—

AMOUNT AVAILABLE FOR APPROPRIATION	915.24	578.28	915.24	578.28	1,243.47
DIVIDEND
Interim	133.93	96.09	133.93	96.09	96.09
Final	—	—	—	—	99.96
One-time special dividend	—	—	—	—	666.41

Total dividend	133.93	96.09	133.93	96.09	862.46
Dividend tax	17.50	12.31	17.50	12.31	110.50
Amount transferred-general reserve	—	—	—	—	200.00
Balance in Profit and Loss account	763.81	469.88	763.81	469.88	70.51

	915.24	578.28	915.24	578.28	1,243.47

EARNINGS PER SHARE
Equity shares of par value Rs. 5/- each
Basic	16.99	11.33	31.76	21.82	46.84
Diluted	16.61	11.23	31.14	21.69	46.26
Number of shares used in computing earnings per share
Basic	26,76,76,465	26,50,28,112	26,74,06,246	26,50,04,404	26,54,47,776
Diluted	27,37,76,678	26,72,97,616	27,27,68,201	26,66,04,340	26,87,87,016

As per our report attached

for BSR &r Co.
(formerly Bharat S. Raut & Co.)
Chartered Accountants

Subramanian Suresh Partner Membership No.83673	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director Claude Smadja Director	Omkar Goswami Director Sridar A. lyengar Director	Larry Pressler Director K. Dinesh Director	Rama Bijapurkar Director S. D. Shibulal Director

Bangalore October 12, 2004	T. V Mohandas Pai Director and Chief Financial Officer	Srinath Batni Director	V Balakrishnan Company Secretary and Senior Vice President — Finance

Infosys Technologies Limited

Cash flow statement for the

in Rs. Crore

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax	533.35	360.16	992.82	690.28	1,470.47
Adjustments to reconcile50 net profit before tax to cash provided by operating activities
(Profit) / Loss on sale of fixed assets	(0.05)	—	(0.12)	(0.01)	(0.04)
Depreciation and amortization	56.55	62.33	105.93	106.59	230.90
Interest and dividend income	(21.77)	(23.43)	(50.04)	(46.18)	(100.28)
Provision for investments	0.07	0.22	0.06	6.59	9.67
Effect of exchange differences on translation of foreign currency cash and cash equivalents	(1.13)	1.59	(8.24)	3.16	6.59
Changes in current assets and liabilities
Sundry debtors	(73.08)	(19.96)	(259.55)	(65.12)	(120.37)
Loans and advances	(26.97)	8.33	(53.92)	(1.52)	(1.34)
Current liabilities and provisions	94.02	16.58	25.27	55.59	245.50
Income taxes paid during the period / year	(94.50)	(49.22)	(102.45)	(60.28)	(107.13)

NET CASH GENERATED BY OPERATING ACTIVITIES	466.49	356.60	649.76	689.10	1,633.97

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	(166.61)	(68.82)	(312.45)	(127.20)	(429.87)
Proceeds on disposal of fixed assets	0.15	(0.01)	0.22	0.09	1.43
Acquisition of Expert Infonnation Systems Pty. Limited, Australia	—	—	—	—	(66.68)
(Investments in) / disposal of securities	(133.46)	(349.83)	(37.65)	(450.38)	(937.17)
Interest and dividend income	21.77	23.43	50.04	46.18	100.28

NET CASH USED IN INVESTING ACTIVITIES	(278.15)	(395.23)	(299.84)	(531.31)	(1,332.01)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options	40.80	4.01	124.73	5.07	122.27
Dividends paid during the period / year, including dividend tax	(1.97)	—	(869.15)	(108.35)	(216.75)

NET CASH USED IN FINANCING ACTIVITIES	38.83	4.01	(744.42)	(103.28)	(94.48)

Effect of exchange differences on translation of foreign currency cash and cash equivalents	1.13	(1.59)	8.24	(3.16)	(6.59)

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	228.30	(36.21)	(386.26)	51.35	200.89
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD /YEAR	1,224.84	1,726.07	1,839.40	1,638.51	1,638.51

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD /YEAR	1,453.14	1,689.86	1,453.14	1,689.86	1,839.40

As per our report attached

for BSR &r Co.
(formerly Bharat S. Raut &r Co.)
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman and Chief Mentor	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673		President and Managing Director	and Deputy Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. lyengar	K. Dinesh	S. D. Shibulal
	Director	Director	Director	Director

Bangalore	T. V Mohandas Pai	Srinath Batni	V Balakrishnan
October 12, 2004	Director and	Director	Company Secretary and
	Chief Financial Officer		Senior Vice President — Finance

Infosys Technologies Limited

Schedules to profit and loss account for the

in Rs. crore

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
SOFTWARE DEVELOPMENT EXPENSES
Salaries and bonus including overseas staff expenses	674.45	482.59	1,271.79	937.37	2,015.47
Staff welfare	4.13	2.86	7.48	5.99	13.17
Contribution to provident and other funds	19.19	12.99	34.95	23.74	49.90
Overseas travel expenses	61.10	43.07	117.48	84.68	168.19
Consumables	4.15	2.05	6.50	3.77	8.94
Cost of software packages
for own use	26.23	21.47	46.81	35.07	64.84
for service delivery to clients	6.04	2.48	9.55	12.34	16.04
Cost of technical sub-contractors	86.21	7.61	159.16	34.29	109.89
Computer maintenance	3.90	3.14	6.74	5.44	11.89
Communication expenses	10.86	7.75	19.67	15.93	32.18
Provision for post-sales client support and warranties	11.57	(0.32)	18.79	(0.15)	0.30
Rent	2.13	1.47	2.95	1.47	4.50

	909.96	587.16	1,701.87	1,159.94	2,495.31

SELLING AND MARKETING EXPENSES
Salaries and bonus including overseas staff expenses	58.60	49.36	111.30	99.20	207.25
Staff welfare	0.08	0.15	0.20	0.23	0.59
Contribution to provident and other funds	0.34	0.79	0.71	1.17	1.73
Overseas travel expenses	11.93	9.26	24.70	18.04	40.45
Consumables	0.06	0.02	0.12	0.08	0.19
Cost of software packages
for own use	0.01	—	0.01	0.01	0.18
Computer maintenance	—	0.01	—	0.02	0.02
Communication expenses	0.01	—	0.02	—	0.01
Traveling and conveyance	3.51	0.28	3.95	0.60	1.43
Rent	2.57	3.94	5.57	6.90	15.19
Telephone charges	1.44	1.19	2.52	2.29	5.06
Professional charges	5.18	0.78	8.02	2.74	5.75
Printing and stationery	0.30	0.25	0.53	0.52	0.99
Advertisements	0.17	0.12	0.31	0.24	0.53
Brand building	11.78	9.42	17.37	15.14	34.23
Office maintenance	0.06	0.07	0.13	0.11	0.24
Power and fuel	—	0.01	—	0.03	0.04
Insurance charges	0.02	0.01	0.05	0.04	0.11
Rates and taxes	—	—	0.03	0.03	0.08
Bank charges and commission	—	—	—	0.01	0.02
Commission charges	4.32	0.64	8.49	2.91	7.27
Marketing expenses	2.52	1.76	6.04	2.61	5.99
Sales promotion expenses	0.18	0.09	0.40	0.20	0.69
Miscellaneous expenses	—	2.29	—	7.04	7.04

	103.08	80.44	190.47	160.16	335.08

GENERAL AND ADMINISTRATION EXPENSES
Salaries and bonus including overseas staff expenses	21.06	17.36	41.12	34.26	73.11
Contribution to provident and other funds	1.70	1.15	3.27	2.29	4.64
Overseas travel expenses	2.12	1.87	4.17	3.57	6.36
Traveling and conveyance	8.79	5.18	16.76	9.51	22.27
Rent	4.97	3.66	8.99	10.77	19.19
Telephone charges	10.95	7.47	19.59	14.76	29.21
Professional charges	14.70	9.79	23.79	16.28	33.92
Printing and stationery	1.89	1.05	3.18	3.39	5.87
Advertisements	2.38	0.37	4.47	1.36	5.50
Office maintenance	10.02	6.32	18.29	12.55	28.83
Repairs to building	2.68	1.49	4.00	3.39	10.28
Repairs to plant and machinery	1.54	1.51	3.11	2.60	4.85
Power and fuel	9.66	7.19	18.51	14.39	28.68
Insurance charges	7.05	6.06	14.17	11.19	23.73
Rates and taxes	2.22	0.94	4.51	2.15	5.38
Donations	4.83	3.52	9.05	7.02	14.29
Auditor’s remuneration
statutory audit fees	0.09	0.08	0.18	0.15	0.31
certification charges	—	—	—	—	0.03
others	—	—	—	—	0.24
out-of-pocket expenses	—	—	0.01	0.01	0.02
Provision for bad and doubtful debts	5.25	10.73	11.58	14.02	15.99
Provision for doubtful loans and advances	0.09	0.12	0.11	0.13	0.14
Bank charges and commission	0.33	0.16	0.57	0.35	0.73
Commission to non-whole time directors	0.39	0.39	0.78	0.78	1.49
Postage and courier	1.42	0.70	2.79	1.94	3.91
Books and periodicals	0.70	0.34	1.28	0.58	1.51
Research grants	0.09	0.12	0.19	0.18	0.54
Freight charges	0.14	0.15	0.37	0.30	0.84
Professional membership and seminar participation fees	1.37	0.65	2.82	1.27	3.57
Miscellaneous expenses	0.35	0.35	0.36	0.71	1.42

	116.78	88.72	218.02	169.90	346.85

Infosys Technologies Limited

Schedules to cash flow statements for the

in Rs. crore

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
CHANGE IN LOANS AND ADVANCES
As per the Balance Sheet	812.93	786.63	812.93	786.63	693.22
Less: Deposits with financial institutions and body corporate, included in cash and cash equivalents	(201.36)	(307.15)	(201.36)	(307.15)	(201.39)
Advance income taxes separately considered	(275.80)	(197.45)	(275.80)	(197.45)	(209.98)

	335.77	282.03	335.77	282.03	281.85
Less: Opening balance considered	(308.80)	(290.36)	(281.85)	(280.51)	(280.51)

	26.97	(8.33)	53.92	1.52	1.34

CHANGE IN CURRENT LIABILITIES AND PROVISIONS
As per the Balance Sheet	1,162.77	715.11	1,162.77	715.11	1,743.62
Add / (Less): Provisions separately considered in the cash flow Statement
Income taxes	(420.50)	(231.05)	(420.50)	(231.05)	(313.49)
Dividends	(133.93)	(96.09)	(133.93)	(96.09)	(766.37)
Dividend tax	(17.50)	(12.31)	(17.50)	(12.31)	(98.19)

	590.84	375.66	590.84	375.66	565.57
Less: Opening balance considered	(496.82)	(359.08)	(565.57)	(320.07)	(320.07)

	94.02	16.58	25.27	55.59	245.50

INCOME TAXES PAID
Charge as per the Profit and Loss Account	78.50	60.00	143.50	112.00	227.00
Add: Increase in advance income taxes	74.98	34.20	65.82	(92.54)	(80.01)
Increase / (Decrease) in deferred taxes	(0.24)	(4.47)	0.14	(2.94)	(1.18)
Less: (Increase) / Decrease in income tax provision	(58.74)	(40.51)	(107.01)	43.76	(38.68)

	94.50	49.22	102.45	60.28	107.13

PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
As per Balance Sheet	197.05	51.05	263.30	141.76	302.95
Less: Opening Capital work-in-progress	(283.07)	(44.23)	(203.48)	(76.56)	(76.56)
Add: Closing Capital work-in-progress	252.63	62.00	252.63	62.00	203.48

	166.61	68.82	312.45	127.20	429.87

INVESTMENTS IN / DISPOSAL OF SECURITIES
As per the Balance Sheet	1,064.97	476.99	1,064.97	476.99	1,027.38
Add: Provisions on investments	0.07	0.22	0.06	6.59	9.67

	1,065.04	477.21	1,065.03	483.58	1,037.05
Less: Opening balance considered	(931.58)	(127.38)	(1,027.38)	(33.20)	(33.20)

	133.46	349.83	37.65	450.38	1,003.85

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD /YEAR
As per the Balance Sheet	1,251.78	1,382.71	1,251.78	1,382.71	1,638.01
Add: Deposits with financial institutions and body corporate, included herein	201.36	307.15	201.36	307.15	201.39

	1,453.14	1,689.86	1,453.14	1,689.86	1,839.40

1 . Extracts of significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited (Infosys or the company) along with its majority owned and controlled subsidiary, Progeon Limited, India (Progeon), and wholly owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (Shanghai) Co. Limited (Infosys China) and Infosys Consulting, Inc., USA (Infosys Consulting), is a leading global information technology services company. The Company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Company offers software products for the banking industry and business process management services.

1.1 Significant accounting policies

1.1.1 Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India (“ICAI”), the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied

Infosys Technologies Limited

except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis. There are no accounting standards that although not mandatory for adoption as of the balance sheet date, have material impact on the financial statements.

1.1.2 Change in accounting policy

Accounting standard 11, “The effect of changes in foreign exchange rates”, was revised with effect from April 1, 2004 and prescribes accounting for forward exchange contracts based on whether these are entered into for hedging purposes or for trading / speculation purposes. Further, it has been recently clarified that the revised standard does not cover forward exchange contracts entered in to hedge the foreign currency risk of a firm commitment or a highly probable forecast transaction. Up to March 31, 2004, such segregation was not required and the difference between the forward rate and the exchange rate on the date of the transaction was recognized as income or expense over the life of the contract.

The Company has adopted the revised accounting standard effective April 1, 2004 to the extent applicable in respect of outstanding forward exchange contracts. The forward exchange contracts constitute hedges from an economic perspective, and the Company has decided to account for these forward exchange contracts based on their designation as ‘effective hedges’ or ‘not effective’. To designate a forward contract as an effective hedge, management objectively evaluates and evidences with appropriate supporting documentation at the inception of each forward contract, whether these forward contracts are effective in achieving offsetting cash flows attributable to the hedged risk or not. The gain or loss on effective hedges is recorded in the foreign currency fluctuation reserve until the hedged transactions occur and are then recognized in the profit and loss account. In the absence of an effective hedge, the gain or loss is recognized in the profit and loss account.

Gains and losses on forward exchange contracts are computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period). The Company also assesses on an ongoing basis at the end of each reporting period whether designated hedges are effective and prospectively reclassifies the hedge as necessary.

Consequent to the change in the accounting policy, the profits for the quarter and half year ended September 30, 2004 are higher by Rs. 10.75 crore and lower by Rs. 21.61 crore respectively.

1.2 Notes on accounts

All amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period’s / year’s figures have been regrouped / reclassified, wherever necessary to conform to the current period’s presentation.

1.2.1 Aggregate expenses

The following are the aggregate amounts incurred on certain specific expenses that are required to be disclosed under Schedule VI to the Companies Act, 1956.

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
Salaries and bonus including overseas staff expenses	754.11	549.31	1,424.21	1,070.83	2,295.83
Contribution to provident and other funds	21.23	14.93	38.93	27.20	56.27
Staff welfare	4.21	3.01	7.68	6.22	13.76
Overseas travel expenses	75.15	54.20	146.35	106.29	215.00
Consumables	4.21	2.07	6.62	3.85	9.13
Cost of software packages for own use	26.24	21.47	46.82	35.08	65.02
for service delivery to clients	6.04	2.48	9.55	12.34	16.04
Computer maintenance	3.90	3.15	6.74	5.46	11.91
Communication expenses	10.87	7.75	19.69	15.93	32.19
Cost of technical sub-contractors	86.21	7.61	159.16	34.29	109.89
Provision for post-sales client support and warranties	11.57	(0.32)	18.79	(0.15)	0.30
Traveling and conveyance	12.30	5.46	20.71	10.11	23.70
Rent	9.67	9.07	17.51	19.14	38.88
Telephone charges	12.39	8.66	22.11	17.05	34.27
Professional charges	19.88	10.57	31.81	19.02	39.67
Printing and stationery	2.19	1.30	3.71	3.91	6.86
Advertisements	2.55	0.49	4.78	1.60	6.03
Office maintenance	10.08	6.39	18.42	12.66	29.07
Repairs to building	2.68	1.49	4.00	3.39	10.28
Repairs to plant and machinery	1.54	1.51	3.11	2.60	4.85
Power and fuel	9.66	7.20	18.51	14.42	28.72
Brand building	11.78	9.42	17.37	15.14	34.23
Insurance charges	7.07	6.07	14.22	11.23	23.84
Rates and taxes	2.22	0.94	4.54	2.18	5.46
Commission charges	4.32	0.64	8.49	2.91	7.27
Donations	4.83	3.52	9.05	7.02	14.29
Auditor’s remuneration statutory audit fees	0.09	0.08	0.18	0.15	0.31
certification charges	—	—	—	—	0.03
others	—	—	—	—	0.24
out-of-pocket expenses	—	—	0.01	0.01	0.02

Infosys Technologies Limited

1.2.1 Aggregate expenses (contd.)

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
Provision for bad and doubtful debts	5.25	10.73	11.58	14.02	15.99
Provision for doubtful loans and advances	0.09	0.12	0.11	0.13	0.14
Bank charges and commission	0.33	0.16	0.57	0.36	0.75
Commission to non-whole time directors	0.39	0.39	0.78	0.78	1.49
Postage and courier	1.42	0.70	2.79	1.94	3.91
Books and periodicals	0.70	0.34	1.28	0.58	1.51
Research grants	0.09	0.12	0.19	0.18	0.54
Freight charges	0.14	0.15	0.37	0.30	0.84
Professional membership and seminar participation fees	1.37	0.65	2.82	1.27	3.57
Marketing expenses	2.52	1.76	6.04	2.61	5.99
Sales promotion expenses	0.18	0.09	0.40	0.20	0.69
Miscellaneous expenses	0.35	2.64	0.36	7.75	8.46

	1,129.82	756.32	2,110.36	1,490.00	3,177.24

1.2.2 Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows.

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
Lease rentals recognized during the period /year	9.66	9.07	17.50	19.14	38.88

	As at	As at	As at
Lease obligations	September 30, 2004	September 30, 2003	March 31, 2004
Within one year of the balance sheet date	22.65	27.49	25.04
Due in a period between one year and five years	44.20	59.16	56.74
Due after five years	3.03	7.39	4.82
	69.88	94.04	86.60

The operating lease arrangements extend for a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Fixed assets stated below have been provided on operating lease to Progeon, a subsidiary company, as at September 30, 2004, September 30, 2003 and March 31, 2004.

		Accumulated
Particulars	Cost	depreciation	Net book value
Building	12.56	2.41	10.15
	10.24	0.96	9.28
	12.57	1.99	10.58
Plant and machinery	5.45	3.41	2.04
	3.70	1.12	2.58
	5.44	2.96	2.48
Computers	1.32	1.20	0.12
	1.23	0.76	0.47
	1.24	1.07	0.17
Furniture & fixtures	9.47	6.28	3.19
	5.60	1.59	4.01
	9.16	5.48	3.68

Total	28.80	13.30	15.50
	20.77	4.43	16.34
	28.41	11.50	16.91

The aggregate depreciation charged on the above during the quarter and half year ended September 30, 2004 amounted to Rs. 0.89 and Rs. 1.80 respectively (for the quarter and half year ended September 30, 2003 was Rs. 1.08 and Rs. 1.74 and for the year ended March 31, 2004 was Rs. 4.41).

The company has entered in to non-cancelable operating lease arrangement for premises leased to Progeon. The lease for premises extends for periods between 36 months and 70 months from their respective dates of inception. The lease rentals received are included as a component of sale of services (refer note 1.2.3 below). Lease rental commitments on contract from Progeon are as given below:

	As at	As at	As at
Lease rentals	September 30, 2004	September 30, 2003	March 31, 2004
Within one year of the balance sheet date	6.05	8.02	8.02
Due in a period between one year and five years	5.48	9.29	9.48
Due after five years	—	—	—
	11.53	17.31	17.50

The rental income from Progeon for the quarter and half year ended September 30, 2004 amounted to Rs. 2.02 and Rs. 3.89 respectively (for the quarter and half year ended September 30, 2003 was Rs. 1.61 and Rs. 2.82 and for the year ended March 31, 2004 was Rs. 6.49).

Infosys Technologies Limited

1.2.3 Related party transactions

The company entered into related party transactions with Progeon, a subsidiary company. The transactions in addition to the lease commitments described in note 1.2.2. are set out below:

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
Particulars	2004	2003	2004	2003	2004
Capital transactions:
Financing transactions — amount paid to Progeon for issue of nil (nil; 1,22, 50,000) fully paid equity shares of Rs. 10/- each at par	—	—	—	—	12.25
Rental deposit received	—	1.61	—	1.61	1.61

Revenue transactions:
Purchase of services	0.18	—	0.30	0.14	0.70

Shared services including facilities and personnel	0.10	—	0.10	—	—
	0.28	—	0.40	0.14	0.70
Sale of services
Business consulting services	0.04	0.03	0.08	0.03	0.12
Shared services including facilities and personnel	3.52	3.40	7.32	6.41	12.70

	3.56	3.43	7.40	6.44	12.82

The company entered into related party transactions with Infosys Australia, a subsidiary company. The transactions are set out below:

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
Particulars	2004	2003	2004	2003	2004
Capital transactions:
Purchase of fixed assets	—	—	—	—	3.50
Transfer of advances	—	—	—	—	2.33

Revenue transactions:
Purchase of services	62.63	—	121.99	—	47.20

Sale of services
Software services & products-overseas	—	—	0.12	—	2.93
Shared services including facilities and personnel	—	—	—	—	—

	—	—	0.12	—	2.93

The company entered into related party transactions with Infosys Shanghai, a subsidiary company. The transactions are set out below:

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
Particulars	2004	2003	2004	2003	2004
Capital transactions:
Financing transactions — amount remitted towards capital	18.46	—	18.46	—	4.55
Revenue transactions:
Purchase of services	0.12	—	0.12	—	—

Sale of services
Software services & products-overseas	—	—	—	—	—
Shared services including facilities and personnel	—	—	—	—	—

	—	—	—	—	—

The company entered into related party transactions with Infosys Consulting, a subsidiary company. The transactions are set out below.

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
Particulars	2004	2003	2004	2003	2004
Capital transactions:
Financing transactions — amount paid to Infosys Consulting for issue of 50,00,000 (nil; nil) common stock of US$ 1.00 par value, fully paid	—	—	21.97	—	—
Revenue transactions:
Purchase of services	0.57	—	0.57	—	—

Sale of services
Software services & products-overseas	0.16	—	0.16	—	—
Shared services including facilities and personnel	—	—	—	—	—

	0.16	—	0.16	—	—

Infosys Technologies Limited

Sundry Debtors includes dues from subsidiary companies, as given below:

	As at	As at	As at
	September 30, 2004	September 30, 2003	March 31, 2004
Progeon Limited, India	—	—	—
Infosys Technologies (Shanghai) Company Limited, China	—	—	—
Infosys Technologies (Australia) Pty. Limited, Australia	0.05	—	—
Infosys Consulting, Inc., USA	—	—	—
	0.05	—	—

Sundry Creditors includes dues to subsidiary companies, as given below:

	As at	As at	As at
	September 30, 2004	September 30, 2003	March 31, 2004
Progeon Limited, India	1.61	—	1.61
Infosys Technologies (Shanghai) Company Limited, China	0.12	—	—
Infosys Technologies (Australia) Pty. Limited, Australia	24.83	—	11.34
Infosys Consulting, Inc., USA	—	—	—
	26.56	—	12.95

Loans and Advances includes dues from subsidiary companies, as given below:

	As at	As at	As at
	September 30, 2004	September 30, 2003	March 31, 2004
Progeon Limited, India	—	—	—
Infosys Technologies (Shanghai) Company Limited, China	0.99	—	0.85
Infosys Technologies (Australia) Pty. Limited, Australia	—	—	—
Infosys Consulting, Inc., USA	—	—	—
	0.99	—	0.85

Maximum balances of loans and advances due from subsidiary companies :

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
Particulars	2004	2003	2004	2003	2004
Progeon Limited, India	—	—	—	—	—
Infosys Technologies (Shanghai) Company Limited, China	0.99	—	0.99	—	—
Infosys Technologies (Australia) Pty. Limited, Australia	—	—	—	—	—
Infosys Consulting, Inc., USA	—	—	—	—	—

During the quarter and half year ended September 30, 2004, an amount of Rs. 4.00 and Rs. 8.00 has been donated to Infosys Foundation, a not-for-profit trust, in which certain directors of the company are trustees. Donation to the foundation for the quarter and half year ended September 30, 2003 and year ended March 31, 2004 were Rs. 3.50, Rs. 7.00 and Rs. 12.00 respectively

Details of the transactions with the companies in which certain directors of the company are also directors:

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
Particulars	2004	2003	2004	2003	2004
Purchase of services
SupplyChainge Inc., USA	—	—	—	0.71	0.71
Sale of services
ICICI Bank Limited, India	0.52	3.61	1.80	4.50	6.54

The company has an alliance with SupplyChainge Inc., USA to jointly market and deliver lead-time optimization solutions. Prof. Marti G. Subrahmanyam, an external director of the company, is also a director on the board of ICICI Bank Limited, India and SupplyChainge Inc., USA.

1.2.4 Transactions with key management personnel

Key management personnel comprise our directors and statutory officers.

Particulars of remuneration and other benefits provided to key management personnel during the quarter and half year ended September 30, 2004 and 2003 and the year ended March 31, 2004 are set out below:

		Contributions
		to provident	Perquisites	Total
	Salary	and other funds	and incentives	Remuneration
Executive Directors
Quarter ended September 30, 2004	0.43	0.07	0.19	0.69
Quarter ended September 30, 2003	0.43	0.06	0.08	0.57
Half-ended September 30, 2004	0.82	0.15	0.63	1.60
Half-ended September 30, 2003	0.72	0.12	0.40	1.24
Year ended March 31, 2004	1.31	0.24	0.92	2.47

Infosys Technologies Limited

1.2.4 Transactions with key management personnel (contd.)

			Reimbursement of
	Commission	Sitting fees	expenses	Total remuneration
Independent Directors
Quarter ended September 30, 2004	0.39	0.01	0.06	0.46
Quarter ended September 30, 2003	0.31	0.01	0.08	0.40
Half year ended September 30, 2004	0.78	0.02	0.17	0.97
Half year ended September 30, 2003	0.62	0.02	0.19	0.83
Year ended March 31, 2004	1.49	0.04	0.34	1.87

Other Senior Management Personnel

		Contributions	Perquisites			Outstanding
		to provident	and	Total	Total	loans and
	Salary	and other funds	incentives	remuneration	loans granted	advances
Other Senior Management Personnel
Quarter ended September 30, 2004	0.03	0.01	0.07	0.11	0.04	0.04
Quarter ended September 30, 2003	0.03	0.01	0.04	0.08	—	—
Half year ended September 30, 2004	0.06	0.02	0.18	0.26	0.04	0.04
Half year ended September 30, 2003	0.06	0.02	0.10	0.18	—	—
Year ended March 31, 2004	0.12	0.04	0.22	0.38	—	—

In addition, the details of the options granted to non-whole time directors and other senior officers during the quarter and half year ended September 30, 2004 and 2003 and year ended March 31, 2004 are as follows:

			Number of	Exercise price	Expiration of
Name	Date of Grant	Option plan	options granted	(in Rs.)	options
Non- Whole time Directors
Sridar A. lyengar	April 10, 2003	1999	8,000	762.44	April 9, 2013

1.2.5 Pro forma disclosures relating to the Employee Stock Option Plans (“ESOPs”)

The Securities and Exchange Board of India (“SEBI”) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines in 1999, which is applicable to all stock option schemes established on or after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant of the options over the exercise price of the options, including up-front payments, if any, is to be recognized and amortized on a straight-line basis over the vesting period. All options under the 1998 and 1999 stock option plans have been issued at fair market value, hence there are no compensation costs.

The company’s 1994 stock option plan was established prior to the SEBI guidelines on stock options.

Had the stock compensation costs for this stock option plan been determined as per the guidelines issued by SEBI, the company’s reported net profit would have been reduced to the pro forma amounts indicated below:

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
Net profit:
- As reported	454.85	300.16	849.32	578.28	1,243.47

- Adjusted pro forma	454.85	295.24	849.32	568.33	1,230.57

1.2.6 Fixed assets

Profit / (loss) on disposal of fixed assets

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
Profit on disposal of fixed assets	0.09	—	0.16	0.01	0.04
(Loss) on disposal of fixed assets	(0.04)	—	(0.04)	—	—

Profit / (loss) on disposal of fixed assets, net	0.05	—	0.12	0.01	0.04

Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
Charged during the period / year	3.50	4.60	4.39	6.24	28.61

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land — leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at September 30, 2004.

During the year ended March 31, 2004, management reduced the remaining estimated useful life of the intellectual property in a commercial software application product to three months, effective August 2003 and treasury management product to two months, effective November 2003. The revised estimation represents management’s present evaluation of the expected future commercial benefits from these products. The revision has resulted in an increased charge to the profit and loss account of Rs. 20.28 during the year ended March 31, 2004.

Infosys Technologies Limited

1.2.7 Investment Activity

Details of investments in and disposal of securities during the quarter and half year ended September 30, 2004 and 2003 and year ended March 31, 2004:

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
Investment in securities
Subsidiaries	18.46	—	40.43	—	83.49
Long-term investments	—	—	—	0.54	0.54
Liquid Mutual funds	115.00	350.00	115.00	450.00	930.03

	133.46	350.00	155.43	450.54	1,014.06

Redemption / Disposal of Investment in securities
Subsidiaries	—	—	—	—	—
Long-term investments	—	2.56	—	3.31	10.21
Liquid Mutual funds	—	—	117.78	—	—

	—	2.56	117.78	3.31	10.21

Net movement in investments	133.46	347.44	37.65	447.23	1,003.85

The following are the particulars of strategic investments made during the quarter and half year ended September 30, 2004 and 2003 and during the year ended March 31, 2004:

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
Particulars of investee companies	2004	2003	2004	2003	2004
Progeon Limited, India	—	—	—	—	12.25
Infosys Technologies (Shanghai) Co. Limited, China	18.46	—	18.46	—	4.55
Infosys Technologies (Australia) Pty Limited, Australia	—	—	—	—	66.69
Infosys Consulting, Inc., USA	—	—	21.97	—	—
M-Commerce Ventures Pte. Limited, Singapore *	—	—	—	0.19	(0.07)

	18.46	—	40.43	0.19	83.42

* Net of redemptions

Subsidiaries

On April 8, 2004, the Board approved the formation of a new wholly-owned subsidiary, Infosys Consulting, Inc., incorporated in Texas, USA (Infosys Consulting) to enhance business consulting revenues in Infosys’ global delivery model. The Board approved an investment of up to US$ 20 million in Infosys Consulting. As of September 30, 2004, the company had invested US$ 5.00 million (Rs. 21.97) in the subsidiary.

On January 2, 2004, the company acquired 100% of equity in Expert Information Services Pty Limited, Australia. The transaction value approximates Aus $ 32.0 million (US $ 24.32 million or Rs. 110.90). The consideration comprises a payment in cash on conclusion, an earn-out on achieving financial conditions over a three year period ending March 31, 2007, and the release of the balance retained in escrow for representations and warranties made by the selling share holders. The acquired company has been renamed as Infosys Technologies (Australia) Pty Limited. As of September 30, 2004, the company had invested Rs. 66.69 for 1,01,08,869 equity shares of Aus $ 0.11 par value, fully paid.

On October 10, 2003, the company set up a wholly-owned subsidiary in the People’s Republic of China named Infosys Technologies (Shanghai) Co. Limited. The subsidiary will be capitalized at US$ 5 million (Rs. 22.78). As of September 30, 2004, the company had invested US$ 5.0 million (Rs. 23.01) in the subsidiary Infosys holds 99.97% of the equity share capital of Progeon. The equity shares have been issued to Infosys as per the terms of the stock subscription agreement signed in April 2002, between Infosys, Citicorp International Finance Corporation (“CIFC”) and Progeon. 1,22,49,993 equity shares have been issued to Infosys in April 2002 and 1,22,50,000 in March 2004 for an aggregate consideration of Rs. 24.50. Pursuant to the agreement, CIFC has been issued 43,75,000 0.0005% cumulative convertible preference shares each on June 30, 2002 and March 31, 2004 for an aggregate consideration of Rs. 93.80. The preference shares are convertible to an equal number of equity shares based on certain events as agreed between the company and CIFC.

Other investments

During the year ended March 31, 2004, the Company invested Rs. 0.54 in M-Commerce Ventures Pte. Limited, Singapore (M-Commerce) for 20 ordinary shares of face value Singapore $ (“S$”) 1/- each, fully paid at par and 180 redeemable preference shares of face value S$ 1/- each, fully paid for a premium of S$ 1,110. The company also received Rs. 0.61 towards return of premium of S$ 1,110/- each on 216 redeemable preference shares of face value of S$ 1/- each during the year. Accordingly, the aggregate investment in M-Commerce as at March 31, 2004 amounts to Rs. 2.04.

During the year ended March 31, 2004, the company received from CiDRA Corporation, USA (CiDRA), an amount of Rs. 6.05 in cash; 72,539 Class A common stock of par value US$ 0.001 each of CiDRA, 2,139 Non-voting redeemable preferred stock of par value US$ 0.01 each of CiDRA, 12,921, Series A preferred stock par value $0.001 of CyVera Corporation, USA on a buy back offer. The company also received 12,720 Series A preferred stock par value $0.001 of CyVera Corporation, USA, due to company’s holding in CiDRA.

During the year ended March 31, 2004, Infosys received Rs. 3.22 from Workadia Inc. and Rs. 0.47 from Stratify Inc. towards recovery of the amounts invested. The remainder of the investment was written-off during the year ended March 31, 2004.

1.2.8 Segment reporting

The company’s operations predominantly relate to providing IT services, delivered to customers globally operating in various industry segments. Accordingly, IT service revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Infosys Technologies Limited

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allowable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Quarter ended September 30, 2004 and September 30, 2003

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	584.38	257,63	303.95	166.85	376.75	1,689.56
	436.26	172.89	171.61	134.34	219.65	1,134.75
Identifiable operating expenses	249.10	107.87	143.70	67.72	159.75	728.34
	178.37	74.86	63.81	51.11	90.39	458.54
Allocated expenses	1.38.93	61.25	72.26	39.67	89.37	401.68
	114.48	45.37	45.04	35.25	57.64	297.78
Segmental operating income	196.35	88.51	87.99	59.46	127.43	559.74

	143.41	52.66	62.76	47.98	71.62	378.43
Unallocable expenses						56.55
						62.33

Operating income						503.19
						316.10
Other income (expense) net						30.16
						44.06

Net profit before taxes						533.35
						360.16
Income taxes						78.50
						60.00

Net profit after taxes						454.85
						300.16

Half year ended September 30, 2004 and September 30,2003

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,073.97	485.28	560.33	338.76	702.61	3,160.95
	837.23	343.43	327.75	261.72	446.60	2,216.73
Identifiable operating expenses	457.00	212.59	277.03	128,33	294.44	1,369.39
	356.61	147.62	130.75	96.62	182.88	914.48
Allocated expenses	251.83	113.74	131.38	79.31	164.71	740.97
	217.40	89.15	85.12	67.95	115.90	575.52

Segmental operating income	365.14	158.95	151.92	131.12	243.46	1.050.39
	263.22	106.66	111.88	97.15	147.82	726.73
Unallocable expenses						105.93
						106.59

Operating income						944.66
						620.14
Other income (expense), net						48.16
						70.14

Net profit before taxes						992.82
						690.28
Income taxes						143.50
						112.00

Net profit after taxes						849.32
						578.28

Year ended March 31, 2004

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,722.08	716.47	774.83	563.16	984.35	4,760.89
Identifiable operating expenses	728.69	311.01	317.93	210.29	413.33	1,981.25
Allocated expenses	433.73	180.08	193.52	141.58	247.08	1,195.99
Segmental operating income	559.66	225.38	263.38	211.29	323.94	1,583.65
Unallocable expenses						230.90
Operating income						1,352.75
Other income (expense), net						117.72
Net profit before taxes						1,470.47
Income taxes						227.00
Net profit after taxes						1,243.47

Infosys Technologies Limited

Geographic segments

Quarter ended September 30, 2004 and September 30, 2003

	North America	Europe	India	Rest of the World	Total
Revenues	1,112.63	339.66	30.29	186.98	1,689.56
	837.30	203.64	18.77	75.04	1,134.75
Identifiable operating expenses	468.52	148.34	9.57	101.71	728.14
	346.76	81.63	2.55	27.60	458.54
Allocated expenses	264.52	85.31	7.20	44.45	401.68
	219.73	53.44	4.93	19.68	297.78

Segmental operating income	379.59	125.81	13.52	40.82	559.74
	270.81	68.57	11.29	27.76	378.43
Unallocable expenses					56.55
					62.33

Operating income					503.19
					316.10
Other income (expense), net					30.16
					44.06

Net profit before taxes					533.35
					360.16
Income taxes					78.50
					60.00

Net profit after taxes					454.85
					300.16

Half year ended September 30, 2004 and September 30, 2003

	North America	Europe	India	Rest of the World	Total
Revenues	2,079.38	686.58	54.26	340.73	3,160.95
	1,643.25	393.75	42.10	137.63	2,216.73
Identifiable operating expenses	879.62	275.18	14.36	200.23	1,369.39
	694.79	158.46	12.90	48.33	914.48
Allocated expenses	487.45	160.89	12.73	79.90	740.97
	426.62	102.24	10.92	35.74	575.52

Segmental operating income	712.31	250.51	27.17	60.60	1,050.59
	521.84	133.05	18.28	53.56	726.73
Unallocable expenses					105.93
					106.59

Operating income					944.66
					620.14
Other income (expense), net					48.16
					70.14

Net profit before taxes					992.82
					690.28
Income taxes					143.50
					112.00

Net profit after taxes					849.32
					578.28

Year ended March 31, 2004

	North America	Europe	India	Rest of the World	Total
Revenues	3,401.42	913.84	66.20	379.43	4,760.89
Identifiable operating expenses	1,422.01	371.35	18.25	169.64	1,981.25
Allocated expenses	856.13	229.10	16.73	94.03	1,195.99
Segmental operating income	1,123.28	313.39	31.22	115.76	1,583.65
Unallocable expenses					230.90
Operating income					1,352.75
Other income (expense), net					117.72
Net profit before taxes					1,470.47
Income taxes					227.00
Net profit after taxes					1,243.47

1.2.9 Reconciliation of basic and diluted shares used in computing earnings per share

At the annual general meeting held on June 12, 2004, the shareholders approved the issue of bonus shares in the ratio of three bonus shares for every share held. The record date for the bonus issue was July 2, 2004 and shares were allotted on July 3, 2004. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
Number of shares considered as basic weighted average shares outstanding	26,76,76,465	26,50,28,112	26,74,06,246	26,50,04,404	26,54,47,776
Add: Effect of dilutive issues of shares / stock options	61,00,213	22,69,504	53,61,955	15,99,936	33,39,240

Number of shares considered as weighted average shares and potential shares outstanding	27,37,76,678	26,72,97,616	27,27,68,201	26,66,04,340	26,87,87,016

Infosys Technologies Limited

Consolidated financial statements of Infosys Technologies Limited and its subsidiaries

Principles of consolidation

The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as laid down under the accounting standard on Consolidated Financial Statements issued by the ICAI. The financial statements of the parent company, Infosys, and its subsidiaries, Infosys Technologies (Australia) Pty Ltd. (“Infosys Australia”), Infosys Technologies (Shanghai) Co. Limited (“Infosys China”), Infosys Consulting, Inc., (“Infosys Consulting”) and Progeon Limited (“Progeon”) have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared applying uniform accounting policies in use at Infosys and its subsidiaries.

Management’s statement on significant accounting policies contained in the audited financial statements

The significant accounting policies of the company relate to revenue recognition, expenditure, fixed assets and capital work-in-progress, depreciation, retirement benefits to employees-principally gratuity, superannuation and provident fund benefits, research and development, income tax, earning per share, foreign currency transactions and investments.

A complete set of the audited consolidated financial statements is available at www.infosys.com.

Auditors’ report to the board of directors on the consolidated financial statements of Infosys Technologies Limited and its subsidiaries

We have audited the attached consolidated balance sheet of Infosys Technologies Limited (the Company) and its subsidiaries (collectively called ‘the Infosys Group’) as at 30 September 2004, the consolidated profit and loss account and the consolidated cash flow statement for the quarter and half year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the consolidated balance sheet, of the state of affairs of the Infosys Group as at 30 September 2004;

(b) in the case of the consolidated profit and loss account, of the profit of the Infosys Group for the quarter and half year ended on that date; and

(c) in the case of the consolidated cash flow statement, of the cash flows of the Infosys Group for the quarter and half year ended on that date.

for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

Subramanian Suresh
Partner
Membership No 83673

Bangalore
12 October 2004

Infosys Technologies Limited

Consolidated balance sheet as at

			in Rs. crore
	September 30, 2004	September 30, 2003	March 31, 2004
SOURCES OF FUNDS SHAREHOLDERS’ FUNDS
Share capital	133.94	33.13	33.32
Reserves and surplus	3,921.45	3,300.93	3,216.26

	4,055.39	3,334.06	3,249.58

MINORITY INTERESTS	—	—	—
PREFERENCE SHARES ISSUED BY SUBSIDIARY	93.51	49.00	93.56

	4,148.90	3,383.06	3,343.14

APPLICATIONS OF FUNDS
FIXED ASSETS
Original cost	1,893.51	1,423.85	1,633.65
Less: Depreciation and amortization	898.64	686.63	809.84

Net book value	994.87	737.22	823.81
Add: Capital work-in-progress	254.23	65.63	208.05

	1,249.10	802.85	1,031.86
INVESTMENTS	966.02	464.74	945.45
DEFERRED TAX ASSETS	44.50	33.87	39.97
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	926.32	592.59	651.45
Cash and bank balances	1,325.61	1,387.26	1,721.51
Loans and advances	851.80	822,74	721.05

	3,103.73	2,802.59	3,094.01
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	613.80	376.30	580.93
Provisions	600.65	344.69	1,187.22

NET CURRENT ASSETS	1,889.28	2,081.60	1,325.86

	4,148.90	3,383.06	3,343.14

As per our report attached

for BSR & Co.
(formerly Bharat. S. Raut & Co.)
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman and Chief Mentor	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673		President and Managing Director	and Deputy Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. lyengar	K. Dinesh	S. D. Shibulal
	Director	Director	Director	Director

Bangalore	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
October 12, 2004	Director and	Director	Company Secretary and
	Chief Financial Officer		Senior Vice President — Finance

Infosys Technologies Limited

Consolidated profit and loss account for the

in Rs. crore, except per share data

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
INCOME
SOFTWARE SERVICES, PRODUCTS AND BUSINESS PROCESS MANAGEMENT
Overseas	1,719.26	1,133.06	3,212.71	2,204.43	4,786.72
Domestic	30.07	18.74	54.00	42.07	66.23

	1,749.33	1,151.80	3,266.71	2,246.50	4,852.95
SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES	926.66	595.28	1,731.88	1,174.87	2,538.67

GROSS PROFIT	822.67	556.52	1,534.83	1,071.63	2,314.28
SELLING AND MARKETING EXPENSES	122.27	82.69	227.47	164.34	350.90
GENERAL AND ADMINISTRATION EXPENSES	139.37	92.37	257.04	175.35	369.19
	261.64	175.06	484.51	339.69	720.09

OPERATING PROFIT BEFORE INTEREST, DEPRECIATION &AMORTIZATION AND MINORITY INTEREST	561.03	381.46	1,050.32	731.94	1,594.19
INTEREST	—	—	—	—	—
DEPRECIATION AND AMORTIZATION	60.63	63.42	113.20	108.56	236.73

OPERATING PROFIT AFTER INTEREST, DEPRECIATION &AMORTIZATION AND MINORITY INTERESTS	500.40	318.04	937.12	623.38	1,357.46
OTHER INCOME	29.60	43.16	45.31	75.10	123.38
PROVISION FOR INVESTMENTS	0.07	0.22	0.06	6.59	9.67

NET PROFIT BEFORE TAX AND MINORITY INTERESTS	529.93	360.98	982.37	691.89	1,471.17
PROVISION FOR TAXATION	82.56	60.00	146.67	112.00	227.54

NET PROFIT BEFORE MINORITY INTERESTS	447.37	300.98	835.70	579.89	1,243.63
MINORITY INTERESTS	—	—	—	—	—

NET PROFIT AFTER TAX AND MINORITY INTERESTS	447.37	300.98	835.70	579.89	1,243.63

Balance brought forward	456.39	278.91	70.67	—	—
Less: Residual dividend paid for fiscal 2004	—	—	2.31	—	—
Dividend tax on the above	1.97	—	2.27	—	—

	454.42	278.91	66.09	—	—

AMOUNT AVAILABLE FOR APPROPRIATION	901.79	579.89	901.79	579.89	1,243.63
DIVIDEND
Interim	133.93	96.09	133.93	96.09	96.09
Final	—	—	—	—	99.96
One-time special dividend		—	—	—	666.41

Total dividend	133.93	96.09	133.93	96.09	862.46
Dividend tax	17.50	12.31	17.50	12.31	110.50
Amount transferred – general reserve		—	—	—	200.00
Balance in Profit and Loss account	750.36	471.49	750.36	471.49	70.67

	901.79	579.89	901.79	579.89	1,243.63

EARNINGS PER SHARE
Equity shares of par value Rs. 5/- each
Basic	16.71	11.36	31.25	21.88	46.85
Diluted	16.34	11.26	30.64	21.75	46.27
Number of shares used in computing earnings per share
Basic	26,76,76,465	26,50,28,112	26,74,06,246	26,50,04,404	26,54,47,776
Diluted	27,37,76,678	26,72,97,616	27,27,68,201	26,66,04,340	26,87,87,016

As per our report attached

for BSR & Co.
(formerly Bharat S. Raut & Co.)
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman and Chief	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	Mentor	President and Managing Director	and Deputy Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. lyengar	K. Dinesh	S. D. Shibulal
	Director	Director	Director	Director

Bangalore	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
October 12, 2004	Director and	Director	Company Secretary and
	Chief Financial Officer		Senior Vice President — Finance

Infosys Technologies Limited

Consolidated cash flow statement for the

in Rs. crore

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax	529.93	360.98	982.37	691.89	1,471.17
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit) / Loss on sale of fixed assets	(0.05)	—	(0.12)	0.01	0.41
Depreciation and amortization	60.63	63.42	113.20	108.56	236.73
Interest and dividend income	(22.92)	(23.91)	(52.28)	(47.22)	(102.23)
Provisions for investments	0.07	0.22	0.06	6.59	9.67
Effect of exchange differences on translation of foreign currency cash and cash equivalents	(1.86)	1.59	(9.01)	3.17	4.91
Changes in current assets and liabilities
Sundry debtors	(89.69)	(27.09)	(274.87)	(73.94)	(132.80)
Loans and advances	(25.68)	4.03	(60.30)	(5.44)	(17.67)
Current liabilities and provisions	107.67	18.99	51.24	56.89	262.20
Income taxes paid during the period / year	(96.94)	(49.33)	(108.83)	(60.51)	(108.60)

NET CASH GENERATED BY OPERATING ACTIVITIES	461.16	348.90	641.46	680.00	1,623.79

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	(176.07)	(72.63)	(330.53)	(133.76)	(425.86)
Acquisition of Expert Information Systems Pty. Limited, Australia		—	—	—	(66.68)
Proceeds on disposal of fixed assets	0.14	(0.01)	0.21	0.23	1.43
(Investments) in / disposal of securities	(112.11)	(349.83)	(20.63)	(450.38)	(934.17)
Interest and dividend income	22.92	23.91	52.28	47.22	102.23

NET CASH USED IN INVESTING ACTIVITIES	(265.12)	(398.56)	(298.67)	(536.69)	(1,323.05)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of preference share capital	0.01	—	(0.05)	—	44.56
Proceeds from issuance of share capital on exercise of stock options	40.81	4.02	124.74	5.08	122.27
Dividends paid during the period / year, including dividend tax	(1.97)	—	(869.14)	(108.35)	(216.75)

NET CASH USED IN FINANCING ACTIVITIES	38.85	4.02	(744.45)	(103.27)	(49.92)

Effect of exchange differences on translation of foreign currency cash and cash equivalents	3.12	(1.59)	10.39	(3.17)	(5.76)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	238.01	(47.23)	(391.27)	36.87	245.06
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD / YEAR	1,300.08	1,768.40	1,929.36	1,684.30	1,684.30

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD /YEAR	1,538.09	1,721.17	1,538.09	1,721.17	1,929.36

As per our report attached

for BSR & Co.
(formerly Bharat S. Raut & Co.)
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman and Chief	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	Mentor	President and Managing Director	and Deputy Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. lyengar	K. Dinesh	S. D. Shibulal
	Director	Director	Director	Director

Bangalore	T. V Mohandas Pai	Srinath Batni	V Balakrishnan
October 12, 2004	Director and	Director	Company Secretary and
	Chief Financial Officer		Senior Vice President — Finance

Infosys Technologies Limited

Ratio analysis as per Indian GAAP (Non-consolidated)

in Rs. crore

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
Financial performance
Export revenue / total revenue (%)	98.21	98.35	98.28	98.10	98.61
Domestic revenue / total revenue (%)	1.79	1.65	1.72	1.90	1.39
Software development expenses / total revenue (%)	53.86	51.74	53.84	52.33	52.41
Gross profit / total revenue (%)	46.14	48.26	46.16	47.67	47.59
Selling and marketing expenses / total revenue (%)	6.10	7.09	6.03	7.23	7.04
General and administration expenses / total revenue (%)	6.91	7.82	6.90	7.66	7.29
Selling, general and administration expenses / total revenue (%)	13.01	14.91	12.93	14.89	14.33
Employee costs / total revenue (%)	46.14	49.99	46.53	49.81	49.69
Operating profit / total revenue (%)	33.13	33.35	33.24	32.78	33.26
Depreciation and amortization / total revenue (%)	3.35	5.49	3.35	4.81	4.85
Operating profit after depreciation and Interest / total revenue (%)	29.78	27.86	29.89	27.98	28.41
Other income / total revenue (%)	1.79	3.90	1.53	3.46	2.68
Provision for investments / total revenue (%)	—	0.02	—	0.30	0.20
Profit before tax / total revenue (%)	31.57	31.74	31.41	31.14	30.89
Tax / total revenue (%)	4.65	5.29	4.54	5.05	4.77
Tax / PBT (%)	14.72	16.66	14.45	16.23	15.44
PAT from ordinary activities / total revenue (%)	26.92	26.45	26.87	26.09	26.12
Capital expenditure / total revenue (%) (LTM)	10.78	5.93	10.78	5.93	9.03
PAT from ordinary activities / average net worth (%) (LTM)	40.89	37.85	40.89	37.85	40.68
ROCE (PBIT /Average capital employed) (%) (LTM)	47.87	45.65	47.87	45.65	48.10
Return on invested capital (%)(LTM)*	99.53	88.20	100.89	88.20	137.46
Capital output ratio (LTM)	1.54	1.45	1.54	1.45	1.56
Invested capital output ratio (LTM)	3.95	3.57	3.95	3.57	5.58
Balance sheet
Debt-equity ratio	—	—	—	—	—
Debtors turnover (Days) (LTM)	57	50	57	50	48
Current ratio*	3.34	3.86	3.34	3.86	2.14
Cash and cash equivalents / total assets (%)*	58.45	64.15	58.45	64.15	85.11
Cash and cash equivalents / total revenue (%) (LTM)*	41.72	51.00	41.72	51.00	58.16
Depreciation / average gross block (%) (LTM)	14.28	16.36	14.28	16.36	16.24
Technology investment / total revenue (%) (LTM)	3.51	3.53	3.51	3.53	3.23
Year on year growth (%)
Export revenue	49	30	43	35	32
Total revenue	49	29	43	35	31
Operating profit	48	17	45	21	25
Net profit	52	33	47	31	30
EPS	50	33	46	30	30
Per share data (period end)
Basic earnings per share from ordinary activities (Rs.)	16.99	11.33	31.76	21.82	46.85
Basic cash earnings per share from ordinary activities (Rs.)	19.11	13.68	35.72	25.84	55.54
Book value (Rs.)	152.00	125.87	152.00	125.87	122.05
Price / earning (LTM)	29.94	27.43	29.94	27.43	26.35
Price / cash earnings (LTM)	25.99	23.03	25.99	23.03	22.23
Price / book value	11.15	8.99	11.15	8.99	10.12
PE / EPS growth	0.60	0.84	0.66	2.03	0.89
Dividend per share (Rs.)	5.00	3.63	5.00	3.63	7.38
One time special dividend per share (Rs.)	—	—	—	—	25

* Investments in Liquid funds have been considered as Cash & Cash equivalents for the purpose of above ratio analysis

** Denotes growth compared with figures of the corresponding period in the previous year

LTM : Last Twelve Months

Infosys Technologies Limited

At a glance — US GAAP

(Dollars in millions except share and per share data)

	Three months ended		Six months ended		Year ended
	September 30,		September 30,		March 31,
	2003	2004	2003	2004	2004
For the period
Revenues	$251	$379	$484	$713	$1,063
Operating income	$68	$109	$131	$205	$293
Operating income / revenues (%)	27.1%	28.8%	27.1%	28.8%	27.6%
Net income	$65	$97	$123	$180	$270
Net income / revenues (%)	25.9%	25.6%	25.4%	25.2%	25.4%
Basic earnings per equity share ($)	$0.25	$0.36	$0.47	$0.68	$1.03
Cash dividend per equity share ($)	—	—	$0.08	$0.62	$0.16
Capital expenditure	$16	$38	$29	$72	$93
At the end of the period
Total assets	$854	$1,108	$854	$1,108	$1,132
Property plant and equipment — net	$173	$263	$173	$263	$228
Cash and cash equivalents	$376	$335	$376	$335	$445
Investment in liquid mutual fund units	$98	$210	$98	$210	$218
Working capital	$567	$646	$567	$646	$721
Stockholders’ equity	$754	$921	$754	$921	$953
Common stock	$9	$31	$9	$31	$9
Market capitalization	$6,555	$9,892	$6,555	$9,892	$7,583

Note:

(1) Balance sheet data and per share data for all periods presented have been adjusted to reflect the effect of issue of bonus shares in the ratio of 3 bonus shares for every share held

(2) Market capitalization is calculated by considering the share price at National Stock Exchange on the shares outstanding at the period / year end.

Infosys Technologies Limited

United States Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended September 30, 2004

Commission File Number: 333-72195

INFOSYS TECHNOLOGIES LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-E

Form 20-F ☑     Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not Applicable

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

All references to “we,” “us,” “our,” “Infosys” or the “Company” shall mean Infosys Technologies Limited. “Infosys” is a registered trademark of Infosys Technologies Limited in the United States and India. All other trademarks or tradenames used in this Quarterly Report are the property of their respective owners.

Except as otherwise stated in this Quarterly Report, all translations from Indian Rupees to U.S. dollars are based on the noon buying rate in the City of New York on September 30, 2004, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 45.91 per $ 1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.infosys.com, is not part of this Quarterly Report.

Forward-looking Statements May Prove Inaccurate

In addition to historical information, this Quarterly Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled “Managements Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. In addition, readers should carefully review the other information in this Quarterly Report and in the Company’s periodic reports and other documents filed with the Securities and Exchange Commission (“SEC”) from time to time.

Infosys Technologies Limited

Part I - Financial Information

Item 1. Financial Statements
INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Dollars in millions)

	AS OF
	March 31, 2004(1)	September 30, 2004
		(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$445	$335
Investment in liquid mutual fund units	218	210
Trade accounts receivable, net of allowances	150	202
Deferred tax assets	—	2
Prepaid expenses and other current assets	36	30
Unbilled revenue	24	29

Total current assets	873	808
Property, plant and equipment, net	228	263
Goodwill	8	7
Intangible assets, net	2	1
Deferred tax assets	7	7
Other assets	14	22

Total Assets	$1,132	$1,108

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1	$2
Client deposits	15	9
Other accrued liabilities	99	101
Income taxes payable	22	28
Unearned revenue	15	22

Total current liabilities	152	162
Non-current liabilities
Preferred stock of subsidiary	22	20
Other non-current liabilities	5	5
Stockholders’ Equity
Common stock, $0.16 par value
300,000,000 equity shares authorized as of September 30, 2004
Issued and outstanding - 266,564,224 and 267,860,670 equity shares as of March 31, 2004 and September 30, 2004 respectively (See Note 2.11)	9	31
Additional paid-in capital	157	188
Accumulated other comprehensive income	39	(15)
Retained earnings	748	717

Total stockholders’ equity	953	921

Total Liabilities and Stockholders’ Equity	$1,132	$1,108

(1) March 31, 2004 balances were obtained from audited financial statements

See accompanying notes to the unaudited consolidated financial statements

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(Dollars in millions except share and per share data)

	Three months ended September 30,		Six months ended September 30,
	2003	2004	2003	2004
Revenues	$251	$379	$484	$713
Cost of revenues	142	214	275	401

Gross profit	109	165	209	312

Operating Expenses:
Selling and marketing expenses	18	26	35	50
General and administrative expenses	20	30	38	56
Amortization of stock compensation expense	—	—	1	—
Amortization of intangible assets	3	—	4	1

Total operating expenses	41	56	78	107

Operating income	68	109	131	205
Other income	10	6	16	6

Income before income taxes	78	115	147	211
Provision for income taxes	13	18	24	31

Net income	$65	$97	$123	$180

Earnings per equity share
Basic	$0.25	$0.36	$0.47	$0.68
Diluted	$0.24	$0.35	$0.46	$0.66
Weighted average equity shares used in computing earnings per equity share (See Note 2.11)
Basic	262,364,112	266,262,865	262,349,472	265,781,580
Diluted	265,650,900	272,121,905	264,979,408	271,186,823

See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(Dollars in millions)

	Common stock
	Shares	Par value			Accumulated other			Total
	(See Note 2. 11)		Additional paid-in capital	Comprehensive income	Comprehensive income	Deferred stock compensation	Retained earnings	stockholders’ equity
Balance as of March 31, 2003	264,972,312	$9	$127		$(32)	$(3)	$525	$626

Common stock issued	103,576	—	1		—	—	—	1
Cash dividends	—	—	—		—	—	(23)	(23)
Amortization of compensation related to stock option grants	—	—	—		—	2	—	2
Comprehensive income
Net income	—	—	—	$123	—	—	123	123
Other comprehensive income
Translation adjustment	—	—	—	25	25	—	—	25

Comprehensive income				$148

Balance as of September 30, 2003	265,075,888	$9	$128		$(7)	$(1)	$625	$754

Balance as of March 31, 2004	266,564,224	$9	$157		$39	—	$748	$953

Common stock issued	1,296,446	—	27		—	—	—	27
Cash dividends	—	—	—		—	—	(189)	(189)
Income tax benefit arising on exercise of stock options	—	—	4		—	—	—	4
Stock split effected in the form of a stock dividend (See Note 2.11)		22	—		—	—	(22)	—
Comprehensive income
Net income	—	—	—	$180	—	—	180	180
Other comprehensive income
Translation adjustment	—	—	—	(54)	(54)	—	—	(54)

Comprehensive income				$126

Balance as of September 30, 2004	267,860,670	$31	$188		$(15)	—	$717	$921

See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)

	Six months ended September 30,
	2003	2004
OPERATING ACTIVITIES:
Net income	$123	$180
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	20	25
Amortization of intangible assets	4	1
Provision for investments	1	—
Deferred taxes	1	(2)
Amortization of stock compensation expense	2	—
Changes in assets and liabilities
Trade accounts receivable	(16)	(60)
Prepaid expenses and other current assets	(6)	5
Unbilled revenue	2	(7)
Income taxes	10	9
Accounts payable	—	1
Client deposits	—	(6)
Unearned revenue	2	8
Other accrued liabilities	12	7

Net cash provided by operating activities	155	161

Investing Activities:
Expenditure on property, plant and equipment	(29)	(72)
Loans to employees	2	1
Non-current deposits with corporations	—	(8)
Investment in liquid mutual fund units	(98)	(24)
Redemption of liquid mutual fund units	—	20

Net cash used in investing activities	(125)	(83)

Financing Activities:
Proceeds from issuance of common stock	1	27
Payment of dividends	(22)	(189)

Net cash used in financing activities	(21)	(162)

Effect of exchange rate changes on cash	13	(26)
Net increase / (decrease) in cash and cash equivalents during the period	22	(110)
Cash and cash equivalents at the beginning of the period	354	445

Cash and cash equivalents at the end of the period	$376	$335

Supplementary information:
Cash paid towards taxes	$13	$24
Stock split effected in the form of a stock dividend (See Note 2.11)

See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited

INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Company overview and significant accounting policies

1.1 Company overview

Infosys Technologies Limited (Infosys) along with its majority owned and controlled subsidiary, Progeon Limited (Progeon), and wholly-owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (Shanghai) Co. Limited (Infosys China) and Infosys Consulting Inc (Infosys Consulting) is a leading global information technology, or IT, services company. The company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The company provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the company offers software products for the banking industry and business process management services.

1.2 Basis of preparation of financial statements

The consolidated financial statements include Infosys and its subsidiaries (the company) and are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Infosys consolidates entities in which it owns or controls more than 50% of the voting shares. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Inter-company balances and transactions are eliminated on consolidation.

Interim information presented in the consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations and cash flows for the periods shown, and is in accordance with GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company’s annual report on Form 20-F for the fiscal year ended March 31, 2004.

1.3 Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to accounting for costs and efforts expected to be incurred to complete performance under software development arrangements, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post-sales customer support, the useful lives of property, plant, equipment and intangible assets and income tax valuation allowances. Actual results could differ from those estimates. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financials statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.4 Revenue recognition

The company derives revenues primarily from software development and related services, licensing of software products and from business process management services. Arrangements with customers for software development and related services are either on a fixed price, fixed timeframe or on a time and material basis.

Revenue on time-and-material contracts is recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-time frame contracts is recognized as per the percentage-of-completion method. Guidance has been drawn from paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-time frame contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In accordance with SOP 97-2, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence of fair value (VSOE) has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both, the time-and-material and fixed-price, fixed-time frame basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-time frame contracts is recognized as per the proportional performance method using an output measure of performance.

When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

1.5 Cash and cash equivalents

The company considers all highly liquid investments with a remaining maturity at the date of purchase / investment of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Cash and cash equivalents comprise cash, and cash on deposit with banks, and corporations.

1.6 Investments

Investments in non-readily marketable equity securities of other entities where the company is unable to exercise significant influence and for which there are no readily determinable fair values are recorded at cost. Declines in value judged to be other than temporary are included in earnings.

Investment securities designated as “available for sale” are carried at their fair value. Fair value is based on quoted market prices. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders’ equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available for sale securities are included in earnings.

The cost of securities sold is based on the specific identification method. Interest and dividend income are recognized when earned.

1.7 Property, plant and equipment

Property plant and equipment are stated at cost, less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years	Vehicles	5 years
Plant and equipment	5 years	Computer equipment	2-5 years
Furniture and fixtures	5 years

Infosys Technologies Limited

The cost of software purchased for internal use is accounted under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of these long lived assets outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under “Capital work-in-progress”. Costs of improvements that substantially extend the useful life of particular assets are capitalized. Repairs and maintenance cost are charged to earnings when incurred. The cost and related accumulated depreciation are removed from the consolidated financial statements upon sale or disposition of the asset.

The company evaluates the recoverability of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.8 Business combinations

Business combinations have been accounted using the purchase method under the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.

1.9 Goodwill

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

1.10 Intangible assets

Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

1.11 Research and development

Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of revenues.

1.12 Foreign currency

The functional currency of the company is the Indian rupee (Rs.). The functional currency for Infosys Australia, Infosys China and Infosys Consulting is the respective local currency. The consolidated financial statements are reported in U.S. dollars. The translation of Rs. to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in “Other comprehensive income”, a separate component of stockholders’ equity. The translation of the financial statements of foreign subsidiaries from the local currency to the functional currency of the company is also performed on the same basis.

Foreign-currency denominated assets and liabilities are translated into the functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translation are included in earnings. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net income for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the functional currency using the exchange rate in effect on the date of the transaction.

1.13 Earnings per share

Basic earnings per share is computed by dividing net income for the period by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. Diluted earnings per share reflects the potential dilution from equity shares issuable through employee stock options and preferred stock of subsidiary.

If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted EPS are adjusted retroactively for all periods presented to reflect that change in capital structure. If such changes occur after the close of the reporting period but before issuance of the financial statements, the per-share computations for that period and any prior-period financial statements presented are based on the new number of shares.

1.14 Income taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is not more likely than not. Changes in valuation allowance from period to period are reflected in the income statement of the period of change. Deferred taxes are not provided on the undistributed earnings of subsidiaries outside India where it is expected that the earnings of the foreign subsidiary will be permanently reinvested. Tax benefits earned on exercise of employee stock options in excess of compensation charged to earnings are credited to additional paid in capital. The income tax provision for the interim period is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year.

1.15 Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. The methods used to determine fair value include discounted cash flow analysis and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

1.16 Concentration of risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By nature, all such financial instruments involve risk, including the credit risk of non-performance by counterparties. In management’s opinion, as of September 30, 2004 there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The company’s cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limitations are established by the company as to the maximum amount of cash that may be invested with any such single entity.

Infosys Technologies Limited

1.17 Derivative financial instruments

On April 1, 2001, the company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities as amended, when the rules became effective for companies with fiscal years ending March 31. The company enters into foreign exchange forward contracts where the counter party is generally a bank. The company purchases foreign exchange forward contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. Although these contracts constitute hedges from an economic perspective, they do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not designated a hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately.

1.18 Retirement benefits to employees

1.18.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employees salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the Trust). In case of Progeon, contributions are made to the Progeon Employees’ Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The company makes monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Progeon are also eligible for superannuation benefit. Progeon makes monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. Progeon has no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered provident fund.

In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Progeon make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund.

1.19 Stock-based compensation

The company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed stock option plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. All stock options issued to date have been accounted as a fixed stock option plan.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

(Dollars in millions except share and per share data)

	Six months ended September 30,
	2003	2004
Net income, as reported	$123	$180
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	2	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(29)	(16)

Pro forma net income	$96	$164

Earnings per share: (See Note 2.11)
Basic — as reported	$0.47	$0.68
Basic — pro forma	$0.36	$0.62
Diluted — as reported	$0.46	$0.66
Diluted — pro forma	$0.36	$0.61

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Six months ended September 30,
	2003	2004
Dividend yield %	0.2%	—
Expected life	1-5 years	—
Risk free interest rate	5.2%-5.7%	—
Volatility	60-75%	—

There have been no grants of stock options by Infosys during the six months ended September 30, 2004.

1.20 Dividends

Final dividends on common stock are recorded as a liability on the date of declaration by the stockholders and interim dividends are recorded as a liability on the date of declaration by the board of directors.

1.21 Reclassifications

Certain reclassifications have been made to conform prior period data to the current presentations.

Infosys Technologies Limited

2. Notes to the consolidated financial statements

2.1 Cash and cash equivalents

The cost and fair values for cash and cash equivalents are as follows:

(Dollars millions)

	As of
	March 31, 2004	September 30, 2004
Cost and fair values
Cash and bank deposits	$397	$289
Deposits with corporations	48	46

	$445	$335

Cash and cash equivalents include restricted cash balances in the amount of $1 million as of September 30, 2004. The restrictions are primarily on account of unclaimed dividends.

2.2 Trade accounts receivable

Trade accounts receivable as of March 31, 2004 and September 30, 2004, net of allowance for doubtful accounts of $3 million and $4 million respectively, amounted to $150 million and $202 million. The age profile of trade accounts receivable, net of allowances is given below.

In%

	As of
	March 31, 2004	September 30, 2004
Period (in days)
0-30	69.7	76.4
31-60	21.6	11.2
61-90	4.7	7.6
More than 90	4.0	4.8

	100.0	100.0

2.3 Business combination

On January 2, 2004 the company acquired, for cash, 100% of the equity in Expert Information Services Pty Limited, Australia for $14 million. The purchase consideration includes $3 million retained in escrow for representations and warranties made by the selling shareholders. The acquired company was renamed “Infosys Technologies (Australia) Pty. Limited”. There is further contingent consideration payable to the sellers subject to continued employment and meeting of defined operating and financial performance parameters. The contingent consideration is being accounted as compensation.

The purchase price, including transaction costs, has been allocated based on management’s estimates and independent appraisals of fair values as follows:

(Dollars in millions)

Component	Purchase price allocated
Plant and equipment	$1
Net current assets	5
Non current liabilities	(1)
Customer contracts	2
Goodwill	7

Total purchase price	$14

The identified customer contracts intangible is being amortized over a period of two years beginning January 2004, being management’s estimate of the useful life of the asset. The company believes that the acquisition resulted in recognition of goodwill primarily because of the acquired company’s market position, skilled employees, management strength and potential to serve as a platform for enhancing business opportunities in Australia. The goodwill has been allocated to the Australia reporting unit.

2.4 Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

(Dollars in millions)

	As of
	March 31, 2004	September 30, 2004
Rent deposits	$3	$4
Security deposits with service providers	2	3
Loans to employees	13	13
Prepaid expenses	13	10
Other current assets	5	—

	$36	$30

Other current assets represent advance payments to vendors lor me supply of goods and rendering of services and marked to market gains on foreign exchange forward contracts. Deposits with service providers relate principally to leased telephone lines and electricity supplies.

2.5 Property, plant and equipment – net

Property plant and equipment consist of the following:

(Dollars in millions)

	As of
	March 31, 2004	September 30, 2004
Land	$21	$24
Buildings	106	121
Furniture and fixtures	59	64
Computer equipment	107	117
Plant and equipment	65	70
Capital work-in-progress	48	55

	406	451
Accumulated depreciation	(178)	(188)

	$228	$263

Infosys Technologies Limited

Depreciation expense amounted to $ 19 million and $25 million for the six months ended September 30, 2003 and 2004 respectively. The amount of third party software (for internal use) expensed during the six months ended September 30, 2003 and 2004 was $ 8 million and $11 million respectively.

2.6 Intangible assets

During fiscal 2003, the company acquired the intellectual property rights to the Trade IQ product from IQ Financial Systems Inc., USA for its banking business unit. The consideration paid amounted to $4 million and was recorded as an intangible asset and amortized over two years being management’s initial estimate of the useful life. In the same fiscal year, the company also entered into an agreement for transferring the intellectual property rights in a commercial software application product used in the design of high performance structural systems. The company is required to pay the committed consideration of $5 million within ten years of the contract date. The ownership of intellectual property in the product transfers to the company on remittance of the consideration. The committed consideration of $5 million was recorded as an intangible asset and was being amortized over management’s estimate of the useful life, which was initially 5 years. During fiscal 2004, management revised its estimates of the remaining useful life of these intangible assets and the recorded values of these intangible assets have been completely amortized as of March 31, 2004. Amortization of the cost of these products aggregated to $4 million for the six months ended September 30, 2003.

The identified customer contracts intangible arising from the purchase price allocation of Expert Information Services Pty Limited, Australia is being amortized over a period of two years beginning January 2004, being management’s estimate of the useful life of the asset. The unamortized balance as of September 30, 2004 was $1 million.

2.7 Other assets

Other assets consist of the following:

(Dollars in millions)

	As of
	March 31, 2004	September 30, 2004
Non current portion of loans to employees	$14	$12
Non current deposits with corporations	—	8
Others	—	2

	$14	$22

2.8 Related parties

The company provides loans to eligible employees in accordance with policy No loans have been made to employees in connection with equity issues. The employee loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. Loans aggregating $27 million and $25 million were outstanding as of March 31, 2004 and September 30, 2004.

The required repayments of employee loans outstanding as of September 30, 2004 are as detailed below.

(Dollars in millions)

Year ending September 30,	Repayment
2005	$13
2006	3
2007	2
2008	3
2009	1
Thereafter	3

$25

The estimated fair values of related party receivables amounted to $24 million and $21 million as of March 31, 2004 and September 30, 2004 respectively. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.9 Other accrued liabilities

Other accrued liabilities comprise the following:

(Dollars in millions)

	As of
	March 31, 2004	September 30, 2004
Accrued compensation to staff	$71	$51
Accrued dividends	—	1
Provision for post sales client support	1	5
Withholding taxes payable	9	13
Provision for expenses	16	22
Retainage	1	3
Marked to market loss accrued on foreign exchange forward contracts	—	4
Others	1	2

	$99	$101

2.10 Employee post-retirement benefits

2.10.1 Gratuity

The components of the benefit costs are:

(Dollars in millions)

	Six months ended September 30
	2003	2004
Components of net benefit cost
Service cost	2	3
Interest cost	1	1
Expected return on assets	(1)	(1)

Net gratuity cost	2	3

The company had previously disclosed in the financial statements for the year ended March 31, 2004 that the company expects to contribute approximately $ 5 million to the gratuity trusts during fiscal 2005. As of September 30, 2004, $3 million of contributions have been made. Company presently anticipates contributing an additional $3 million to the gratuity trusts in fiscal 2005 for a total of $6 million.

Infosys Technologies Limited

2.10.2 Superannuation

The company contributed $1 million and $2 million to the superannuation plan in the Six months ended September 30, 2003 and 2004, respectively.

2.10.3 Provident fund

The company contributed $3 million and $4 million to the provident fund in the Six months ended September 30, 2003 and 2004, respectively

2.11 Stockholders’equity

Infosys has only one class of capital stock referred to as equity shares. On June 12, 2004, the members of the company approved a 3:1 bonus issue on the equity shares of the company. The bonus issue has the nature of a stock split effected in the form of a stock dividend with 3 additional shares being issued for every share held. Bonus shares have been allotted to shareholders on July 3, 2004. The computations of basic and diluted EPS has been adjusted retroactively for all periods presented to reflect the change in capital structure. All references in these financial statements to number of shares, per share amounts and market prices of equity shares are retroactively restated to reflect stock splits made. The rights of equity shareholders are set out below.

2.11.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represent one underlying equity share.

2.11.2 Dividends

Should the company declare and pay dividends, such dividends will be paid in Indian Rupees. Indian law mandates that any dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Moreover, the remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

2.11.3 Liquidation

In the event of liquidation of the company, the holders of common stock shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. The amounts will be in proportion to the number of equity shares held by the stockholders.

2.11.4 Stock options

There are no voting, dividend or liquidation rights to the holders of options issued under the company’s stock option plans.

2.12 Preferred stock of subsidiary

Infosys holds a majority of the equity share capital of Progeon. The equity shares have been issued to Infosys as per the terms of the stock subscription agreement signed in April 2002, between Infosys, Citicorp International Finance Corporation (CIFC) and Progeon. 12,250,000 equity shares have been issued to Infosys in each of April 2002 and March 2004 for an aggregate consideration approximating $5 million. Pursuant to the agreement, CIFC has been issued 4,375,000 (0.0005%) cumulative convertible preference shares in each of June 30, 2002 and March 31, 2004 for an aggregate consideration approximating $20 million.

Unless earlier converted pursuant to an agreement in this behalf between the company and CIFC, these cumulative convertible preference shares shall automatically be converted into equity shares upon the earlier of, (i) one year prior to Progeon’s initial public offering (IPO) date, (ii) June 30, 2005, or (iii) at the holder’s option, immediately upon the occurrence of any Liquidity Event.; The term “Liquidity Event” includes any of a decision of the Board of Directors of the company to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of the company. Each preference share is convertible into one equity share, par value $0.20 each. Indian law requires redemption of preference shares within a period of 20 years.

2.13 Other income

Other income consists of the following:

(Dollars in millions)

	Six months ended September 30,
	2003	2004
Interest income	$9	$7
Income from mutual fund investments	1	4
Foreign exchange gain / (loss) , net	7	(5)
Provision for investments	(1)	—

	$16	$6

The provision for investments during the six months ended September 30, 2003 include write-downs to investments in CiDRA Corporation ($1.0 million) and Stratify Inc ($0.4 million). These write-downs were required due to the non-temporary impact of adverse market conditions on these entities’ business models and contemporary transactions on the securities of the entities which have been indicative of their current fair value

2.14 Research and development

Cost of revenues in the accompanying statements of income include research and development expenses of $3 million and $5 million for the six months ended September 30, 2003 and 2004 respectively. General and administrative expenses in the accompanying statements of income include research and development expenses of $1 million for the six months ended September 30, 2003 and 2004.

2.15 Employees’ Stock Offer Plans (ESOP)

In September 1994, the company established the 1994 plan, which provided for the issue of 24,000,000 warrants, as adjusted, to eligible employees. The warrants were issued to an employee welfare trust (the Trust). In 1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares. As and when the Trust issued options / stock to eligible employees, the difference between the market price and the exercise price was accounted as deferred stock compensation expense and amortized over the vesting period. Such amortized deferred compensation expense was $2 million for the six months ended September 30, 2003. The deferred stock compensation expense has been completely amortized as of March 31, 2004. The 1994 plan lapsed in fiscal 2000, and consequently no further shares will be issued to employees under this plan.

1998 Employees Stock Offer Plan (the 1998 Plan). The company’s 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the board of directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 5,880,000 equity shares representing 5,880,000 ADS to be issued under the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for equity shares represented by ADSs. The 1998 Plan is administered by a Compensation Committee comprising four members, all of who are independent directors on the Board of Directors.

1999 Stock Offer Plan (the 1999 Plan). In fiscal 2000, the company instituted the 1999 Plan. The stockholders and the Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 26,400,000 equity shares to employees. The 1999 Plan is administered by a Compensation Committee comprising four members, all of who are independent directors on the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the Fair Market Value (FMV). Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in a general meeting. All options under the 1999 plan are exercisable for equity shares.

The options under the 1998 Plan and 1999 Plan vest over a period of one through four years and expire 5 years from the date of completion of vesting.

Infosys Technologies Limited

The activity in the warrants / equity shares of the 1994, 1998 and 1999 ESOP in the six months ended September 30, 2003 and 2004 are set out below and are adjusted to reflect the change in the capital structure of the company (See Note 2.11)

	Six months ended September 30,
	2003		2004
		Weighted		Weighted
	Shares arising	average exercise	Shares arising	average exercise
	out of options	price	out of options	price
1994 Option plan:
Outstanding at the beginning of the period	1,272,800	—	1,266,400	—
Granted	—	—	—	—
Forfeited	(2,400)	$0.3
Exercised	—	—	(1,266,400)	$0.3

Outstanding at the end of the period	1,270,400		—

1998 Option plan:
Outstanding at the beginning of the period	5,006,812		3,871,008
Granted	190,800	$24	—
Forfeited	(318,872)	$36	(85,190)	$45
Exercised	(70,320)	$9	(83,768)	$30

Outstanding at the end of the period	4,808,420		3,702,050

Exercisable at the end of the period	1,450,300		1,858,270
Weighted-average fair value of options granted during the period		$6		—
1999 Option plan:
Outstanding at the beginning of the period	20,244,684		18,362,120
Granted	744,800	$16	—
Forfeited	(702,868)	$24	(570,545)	$25
Exercised	(33,256)	$14	(1,212,678)	$20

Outstanding at the end of the period	20,253,360		16,578,897

Exercisable at the end of the period	6,783,996		9,811,259
Weighted-average fair value of options granted during the period		$7		—

The following table summarizes information about stock options outstanding as of September 30, 2004

	Options Outstanding			Options Exercisable
		Weighted average
		remaining		No. of shares
Range of exercise	No. of shares arising	contractual life	Weighted average	arising out of	Weighted average
prices per share ($)	out of options	in years	exercise price	options	exercise price
1998 Plan
9-25	918,044	5.1	$20	387,440	$18
26-50	2,281,846	5.0	$39	1,046,430	$43
51-75	234,400	4.1	$60	156,640	$60
76-100	210,760	3.6	$81	210,760	$81
101-165	57,000	3.4	$130	57,000	$130

Total	3,702,050			1,858,270

1999 Plan
13-25	10,386,155	5.0	$19	5,098,477	$19
26-50	6,171,142	4.1	$34	4,691,182	$34
51-70	21,600	3.5	$55	21,600	$55

Total	16,578,897			9,811,259

Progeon’s 2002 Plan provides for the grant of stock options to its employees and was approved by its board of directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising two members, all of whom are directors of the company. The 2002 Plan provides for the issue of 5,250,000 equity shares to employees, at an exercise price, which shall not be less than the FMV. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances. All options granted have been accounted for as a fixed plan.

	Six months ended September 30,
	2003		2004
		Weighted		Weighted
	Shares arising	average exercise	Shares arising	average exercise
	out of options	price	out of options	price
Progeon’s 2002 Plan
Outstanding at the beginning of the period	1,801,175		3,124,625
Granted	663,750	$1.26	271,400	$2.29
Forfeited	—		(208,907)	$1.54
Exercised
Outstanding at the end of the period
Exercisable at the end of the period	—		(6,325)	$0.69

	2,464,925	$0.84	3,180,793	$1.08

	—	—	482,895	$0.76
Weighted-average fair value of options granted during the period	—	$0.36	—	$0.89

Options outstanding as of September 30, 2004 have exercise prices in the range of $0.69-$2.29 with a weighted average remaining contractual life of 2.6 years

Infosys Technologies Limited

2.16 Income taxes

The provision for income taxes in the income statement comprises:

(Dollars in millions)

	Six months ended September 30,
	2003	2004
Current taxes
Domestic taxes	$7	$8
Foreign taxes	16	25

	23	33

Deferred taxes	1	(1)
Domestic taxes	—	(1)

Foreign taxes	1	(2)

Aggregate taxes	$24	$31

All components of the aggregate taxes of $24 million and $31 million for the six months ended September 30, 2003 and 2004 are allocated to the continuing operations of the company. Tax benefits of $4 million earned on exercise of employee stock options have been credited to additional paid in capital during the six months ended September 30, 2004. The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities, and a description of the financial statement items that created these differences are as follows:

(Dollars in millions)

	As of
	March 3 1,2004	September 30, 2004
Deferred tax assets
Property, plant and equipment	$6	$7
Allowances on trade accounts receivable	1	1
Investments	3	3
Accrual for compensated absences	1	1
Others	—	1

	11	13
	(2)	(3)

Less: Valuation allowance	9	10

Deferred tax liabilities	(1)	—
Gains on foreign exchange forward contracts	(1)	(1)

Intangible assets	(2)	—

Net deferred tax assets	$7	$9

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation allowance at September 30, 2004. The valuation allowance relates to provision for doubtful debts and investments. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. The valuation allowance was $2 million as of March 31, 2004. The valuation allowance increased by $1 million during the six months ended September 30, 2004.

The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as “Software Technology Parks” (the STP Tax Holiday). The Government of India has amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier.

2.17 Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Six months ended September 30,
	2003	2004
Basic earnings per equity share — weighted average number of common shares outstanding excluding unallocated shares of ESOP	262,349,472	265,781,580
Effect of dilutive common equivalent shares — stock options outstanding	2,629,936	5,405,243
Diluted earnings per equity share — weighted average number of common shares and common equivalent shares outstanding	264,979,408	271,186,823

Options to purchase 1,072,399 shares under the 1998 Plan and 3,936,042 shares under the 1999 Plan were not considered for calculating diluted earnings per share for the six months ended September 30, 2004 as their effect was anti-dilutive.

The computations of basic and diluted EPS has also been adjusted retroactively for all periods presented to reflect the change in capital structure. See Note 2.11

2.18 Derivative financial instruments

The company enters into foreign exchange forward contracts where the counter-party is generally a bank. The company considers the risks of non-performance by the counter party as non-material. Infosys held foreign exchange forward contracts of $149 million and $188 million as of March 31, 2004 and September 30, 2004, respectively. The foreign exchange forward contracts mature between one to 12 months.

2.19 Segment reporting

SEAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company’s operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company’s performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles consistently used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the summary of significant accounting policies.

Infosys Technologies Limited

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of the geographic segments include expenses incurred for rendering services from the company’s offshore software development centers and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and adjusted only against the total income of the company.

Fixed assets used in the company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.19.1 Industry segments

(Dollars in millions)

Six months ended September 30, 2003	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$185	$74	$73	$56	$96	$484
Identifiable operating expenses	78	32	29	21	39	199
Allocated expenses	50	19	20	14	25	128
Segmental operating income	$57	$23	$24	$21	$32	$157
Unallocable expenses						26
Operating income						131
Other income, net						16
Income before income taxes						147
Provision for income taxes						24

Net income						$123

Six months ended September 30, 2004	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$246	$106	$130	$74	$157	$713
Identifiable operating expenses	106	46	56	29	65	302
Allocated expenses	67	24	31	17	42	181
Segmental operating income	$73	$36	$43	$28	$50	230
Unallocable expenses						25
Operating income						205
Other income, net						6
Income before income taxes						211
Provision for income taxes						31

Net income						$180

2.19.2 Geographic segments

(Dollars in millions)

Six months ended September 30, 2003	North America	Europe	India	Rest of the World	Total
Revenues	$360	$86	$9	$29	$484
Identifiable operating expenses	151	34	3	11	199
Allocated expenses	95	22	2	9	128
Segmental operating income	$114	$30	$4	$9	157
Unallocable expenses					26
Operating income					131
Other income, net					16
Income before income taxes					147
Provision for income taxes					24

Net income					$123

Six months ended September 30, 2004	North America	Europe	India	Rest of the World	Total
Revenues	$464	$156	$12	$81	$713
Identifiable operating expenses	199	63	3	37	302
Allocated expenses	113	36	3	30	182
Segmental operating income	$152	$57	$6	$14	229
Unallocable expenses					24
Operating income					205
Other income, net					6
Income before income taxes					211
Provision for income taxes					31

Net income					$180

2.19.3 Significant clients

No client individually accounted for more than 10% of the revenues in the six months ended September 30, 2003 and 2004.

2.20 Litigation

The company is subject to legal proceedings and claims, which have arisen, in the ordinary course of its business. Legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

In the year ended March 31, 2004, Ms. Jennifer Griffith, a former employee, filed a lawsuit against the company and its former director, Mr. Phaneesh Murthy The lawsuit was served on the company during the quarter ended December 31, 2003. The trial of the lawsuit is scheduled shortly. Based on its present knowledge of facts, management estimates that the lawsuit will not have a material impact on the results of operations or financial position of the company.

2.21 Commitments and contingencies

The company has outstanding performance guarantees for various statutory purposes totaling $2 million and $3 million as of March 31, 2004 and September 30, 2004, respectively. These guarantees are generally provided to governmental agencies.

Infosys Technologies Limited

Item 2. Managements Discussion and Analysis of Financial Condition and Results of Operations

Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “seek,” “should,” “will” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in this Quarterly Report. Readers are cautioned not to place undue reliance on these forward-looking statements, as they speak only as of the date of this Quarterly Report. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.

Overview

We are a leading global IT services company founded in 1981, and headquartered in Bangalore, India. Progeon Limited (“Progeon”) is a majority-owned and controlled subsidiary while Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (Shanghai) Co. Limited (Infosys China) and Infosys Consulting Inc. (Infosys Consulting) are our wholly-owned and controlled subsidiaries. We provide end-to-end business solutions that leverage technology, thus enabling our clients to enhance business performance. Our solutions span the entire software life cycle, encompassing consulting, design, development, re-engineering, maintenance, systems integration, package evaluation, and implementation. In addition, we offer software products for the banking industry and we also offer business process management services through Progeon, which typically include offsite customer relationship management, finance and accounting, administration and sales order processing functions.

We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. In August 2003, on behalf of our stockholders, we completed a sponsored secondary offering of ADSs in the United States. We did not receive any of the proceeds from this sponsored secondary offering.

Our revenues grew from $121 million in fiscal 1999 to $1,063 million in fiscal 2004, representing a compound annual growth rate of 54.4%. Our net income grew from $18 million, after a one-time stock compensation expense to $270 million during the same period, representing a compound annual growth rate of 72.9%. Our revenue growth is attributable to a number of factors, including an increase in the size and number of projects for existing and new clients. For fiscal 2004, 93.4% of our revenue came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year. Between March 31, 1999 and March 31, 2004 our total employees grew from approximately 3,800 to approximately 23,800 representing a compound annual growth rate of 44.3%. In addition, Progeon had approximately 1,900 employees as of March 31, 2004. Our revenues were $713 million for the six months ended September 30, 2004 and repeat business was 97.4% of our revenues for the period. We had approximately 32,900 employees as of September 30, 2004 including 2,700 employees in Progeon.

We use a distributed project management methodology that we refer to as our Global Delivery Model. We divide projects into components that we execute simultaneously at client sites and at our geographically dispersed development centers in India and around the world. Our Global Delivery Model allows us to efficiently execute projects across time zones and development centers, thereby optimizing our cost structure. We also offer a secure and redundant infrastructure for all client data. We earned 71.2% of our total revenues from North America, 19.2% from Europe, 1.4% from India and 8.2% from the rest of the world for fiscal 2004.

Our revenues are generated principally from IT services provided on either a time-and-materials or a fixed-price, fixed-time frame basis. Revenues from services provided on a time- and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-time frame basis are recognized pursuant to the percentage of completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe, basis can be terminated with or without cause, without penalties and with short notice periods between zero and 90 days. Since we collect revenues on contracts as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client’s ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination, as well as historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-time frame projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also generate revenue from software application products, including banking software. Such software products represented 2.8% of our total revenues for fiscal 2004.

Even though we are witnessing a stable pricing environment at present, we have experienced pricing pressure from our clients, especially during the recent economic downturn, which has adversely affected our revenues, margins and gross profits. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates. We attempt to use fixed-price agreements for work where the specifications are complete, so individual rates are not negotiated. We are also adding new services at higher price points and where more value is added for our clients.

Our cost of revenues primarily consists of salary and other compensation expenses, depreciation, overseas travel expenses, cost of software purchased for internal use, cost of technical subcontractors, data communications expenses and computer maintenance. We depreciate our personal computers and servers over two years and mainframe computers over three years. Third party software is written off over the estimated useful life. Cost of revenues also includes amortization of deferred stock compensation expense arising from option grants relating to the 1994 stock option plan which have been accounted for under the intrinsic value method. The deferred stock compensation expenses have been completely amortized as of March 31, 2004.

We typically assume full project management responsibility for each project that we undertake. Approximately 68.1% of the total billed person months during fiscal 2004 were performed at our global development centers in India, and the balance of the work was performed at client sites and global development centers located outside India. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and global development centers located outside India. Services performed at a client site or global development centers located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of revenues and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter to quarter based on the proportion of work performed outside India. Additionally, any increase in work performed at client sites or global development centers located outside India can decrease our gross profits. We hire subcontractors on a limited basis from time to time for our own IT development needs, and we generally do not perform subcontracted work for other IT service providers. For fiscal 2004 approximately 2.3% of our cost of revenues was attributable to cost of technical subcontractors. We do not anticipate that our subcontracting needs will increase significantly as we expand our business.

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months excluding support personnel. We manage utilization by monitoring project requirements and timetables. The number of consultants assigned to a project will vary according to size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause us to experience lower IT professional utilization resulting in a higher than expected number of unassigned IT professionals. In addition, we do not fully utilize our IT professionals when they are enrolled in training programs, particularly our 14-week training course for new employees.

Selling and marketing expenses represent 5.0%, 7.4% and 7.2% of total revenues for fiscal 2002, 2003 and 2004. Our selling and marketing expenses primarily consist of expenses relating to salaries of sales and marketing personnel, travel, brand building, rental for sales and marketing offices and telecommunications. We have recently decided to increase our selling and marketing expenses as a percentage of revenues to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients. During fiscal 2003, we redeployed certain employees from our delivery function to sales and marketing. General and administrative expenses represent 8.1%, 7.7% and 7.7% of total revenues for fiscal 2002, 2003 and 2004. Our general and administrative expenses comprise of expenses relating to salaries of senior management and other support personnel, travel expenses, legal and other professional fees, telecommunications, utilities and other miscellaneous administrative costs.

Amortization of stock compensation expense consists of costs relating to option grants under the 1994 stock option plan which have not been included in cost of revenues. These costs have been accounted under the intrinsic value method. The deferred stock compensation expenses have been completely amortized as of March 31, 2004.

Our amortization of intangible assets consists of non-cash expenses arising from the acquisition of certain intellectual property rights and identified intangibles arising from purchase price allocations for business combinations. We amortize intangible assets over their estimated useful lives.

Other income / (expense), net includes interest income, income from mutual fund investments, foreign currency exchange gains / losses including marked to market gain / losses on foreign exchange forward contracts, and provisions for losses on investments.

Infosys Technologies Limited

Our functional currency is the Indian rupee. The functional currency for Infosys Australia, Infosys China and Infosys Consulting is the respective local currency. The financial statements included in this Report are reported in U.S. dollars. The translation of rupees to dollars is performed for the balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as other comprehensive income.

Generally, Indian law requires residents of India to repatriate any foreign currency earnings to India to control the exchange of foreign currency. More specifically, Section 8 of the Foreign Exchange Management Act, or FEMA, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign exchange earned by the company outside India, within such time periods and in the manner as specified by the Reserve Bank of India, or RBI. The RBI has promulgated guidelines that require the company to repatriate any realized foreign exchange back to India, and either:

•	sell it to an authorized dealer for rupees within seven days from the date of receipt of the foreign exchange;

•	retain it in a foreign currency account such as an Exchange Earners Foreign Currency; or EEFC, account with an authorized dealer; or

•	use it for discharge of debt or liabilities denominated in foreign exchange.

We typically collect our earnings and pay expenses denominated in foreign currencies using a dedicated foreign currency account located in the local country of operation. In order to do this, we are required to, and have obtained, special approval from the RBI to maintain a foreign currency account in overseas countries like the United States. However, the RBI approval is subject to limitations, including a requirement that we repatriate all foreign currency in the account back to India within a reasonable time, except an amount equal to our local monthly operational cost of our overseas branch and personnel. We currently pay such expenses and repatriate the remainder of the foreign currency to India on a regular basis. We have the option to retain those in an EEFC account (foreign currency denominated) or an Indian-rupee-denominated account. We convert substantially all of our foreign currency to rupees to fund operations and expansion activities in India.

Our failure to comply with these regulations could result in RBI enforcement actions against us.

Income taxes

Our net income earned from providing services outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

Currently, we benefit from the tax holidays the Government of India gives to the export of IT services from specially designated software technology parks in India. As a result of these incentives, our operations have been subject to relatively low tax liabilities. These tax incentives include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities. As a result of these tax exemptions, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $51 million, $78 million and $56 million for fiscal 2003, 2004 and six months ended September 30, 2004 compared to the effective tax rates that we estimate would have applied if these incentives had not been available.

The Finance Act, 2000 phases out the ten-year tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up in India on or before March 31, 2000 have a ten-year tax holiday, new facilities set up on or before March 31, 2001 have a nine-year tax holiday and so forth until March 31, 2009. After March 31, 2009, the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009

When our tax holiday expire or terminate, our tax expense will materially increase, reducing our profitability. As a result of such tax incentives, our effective tax rate for fiscal 2004 was 15.8% and our Indian statutory tax rate for the same period was 35.9%. The Indian statutory tax rate increased to 36.6% for the six months ended September 30, 2004.

Results for the three months ended September 30, 2004 compared to the three months ended September 30, 2003

Revenues. Our revenues were $379 million in the three months ended September 30, 2004, representing an increase of $128 million, or 51.0 % over revenues of $251 million for the three months ended September 30, 2003. Revenues continued to increase in most segments of our services. The increase in revenues was attributable, in part, to an increase in business from existing clients and from certain new clients, particularly in industries such as manufacturing, telecom, and other industries such as utilities, logistics and services. Our clients in the financial services industry comprised 35.1% and 38.9% of revenues for the three months ended September 30, 2004 and 2003. Clients in the manufacturing sector comprised 14.7% and 15.0% of revenues for the same periods. Our clients in the retail industry comprised 9.6% and 11.7% of revenues for the three months ended September 30, 2004 and 2003, while our clients in the telecom industry comprised 18.5% and 15.4% of revenues for the same periods. Clients in other industries such as utilities, logistics and services contributed 22.1% and 19.0% of revenues for the three months ended September 30, 2004 and 2003. Sales of our software products represented 2.9% of our total revenues for the three months ended September 30, 2004 as compared to 2.8% for the three months ended September 30, 2003. Revenues from services represented 97.1% of total revenues for the three months ended September 30, 2004, as compared to 97.2% for the three months ended September 30, 2003. Revenues from fixed-price, fixed-time frame contracts and from time-and-materials contracts represented 29.7% and 70.3% of total services revenues for the three months ended September 30, 2004, as compared to 35.2% and 64.8% for the three months ended September 30, 2003. Revenues from North America, Europe, India and the rest of the world represented 65.2%, 21.4%, 1.7% and 11.7% of total revenues for the three months ended September 30, 2004 as compared to 73.9%, 18.0%, 1.6% and 6.5% for the three months ended September 30, 2003.

During the three months ended September 30, 2004, the total billed person months for our services other than business process management grew by 50.8% compared to the three months ended September 30, 2003. The onsite and offshore volume growth were 45.4% and 53.4% during the three months ended September 30, 2004 compared to the three months ended September 30, 2003. During the three months ended September 30, 2004 there was a pricing decline of 1.0% in U.S. dollar terms consisting of 0.3% decline in onsite rates and a 0.7% increase in offshore rates compared to the three months ended September 30, 2003.

Cost of revenues. Our cost of revenues was $214 million for the three months ended September 30, 2004, representing an increase of $72 million, or 50.7%, over our cost of revenues of $142 million for the three months ended September 30, 2003. Cost of revenues represented 56.5% and 56.6% of total revenues for the three months ended September 30, 2004 and 2003. The increase in our cost of revenues is mainly attributable to an increase of approximately $55 million in personnel costs due to new hires and compensation review effected in April 2004, $5 million in overseas travel expenses, $4 million in charges of technical sub-contractors, $3 million in depreciation expenses, $3 million in accruals for post sales client support, $1 million in communication expenses, and $1 million in software purchased for own use, Cost of revenue for the three months ended September 30, 2003 also included amortization of deferred stock compensation expense of $1 million. The deferred stock compensation has been completely amortized as of March 31, 2004.

Gross profit As a result of the foregoing, our gross profit was $165 million for the three months ended September 30, 2004, representing an increase of $56 million, or 51.4%, over our gross profit of $109 million for the three months ended September 30, 2003. As a percentage of revenues, gross profit increased to 43.5% for the three months ended September 30, 2004 from 43.4% for the three months ended September 30 2003. The increase is attributable to a 51.0% increase in revenues for the three months ended September 30, 2004 offset by a 50.7% increase in cost of revenues in the same period compared to the three months ended September 30, 2003.

Selling and marketing expenses. We incurred selling and marketing expenses of $26 million in the three months ended September 30, 2004 representing an increase of $8 million, or 44.4%, over the $18 million expended in the three months ended September 30, 2003. As a percentage of total revenues, selling and marketing expenses were 6.9% and 7.2% for the three months ended September 30, 2004 and 2003. The number of our sales and marketing personnel increased to 334 as of September 30, 2004, from 264 as of September 30, 2003. The increase in selling and marketing expenses is mainly attributable to increase of approximately $4 million in personnel costs of selling and marketing employees on account of new hires and compensation review effective April 2004, $2 million in sales commissions, $1 million in overseas travel expenses, and $1 million in professional charges.

General and administrative expenses. Our general and administrative expenses were $30 million for the three months ended September 30, 2004, representing an increase of $10 million, or 50%, over general and administrative expenses of $20 million for the three months ended September 30, 2003. General and administrative expenses were 7.9% and 8.0% of total revenues for the three months ended September 30, 2004 and 2003. The increase in general and administrative expenses was primarily attributable to increase of approximately $2 million for personnel costs on account of new hires and compensation review effective April 2004, increase of $2 million in professional charges and increase of $1 million each in travel, telecommunication charges, office maintenance, power and fuel charges, and rental expenses. The provision for bad and doubtful debts has decreased by $1 million. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of our clients. We specifically identify the credit loss and then make the provision. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

Amortization of stock compensation expenses. Amortization of stock compensation expenses was less than $ 1 million for the three months ended September 30, 2003. The deferred stock compensation has been completely amortized as of March 31, 2004.

Infosys Technologies Limited

Amortization of intangible assets. Amortization of intangible assets was $3 million for the three months ended September 30, 2003. This relates to amortization of certain intellectual property rights we acquired through purchases and licenses of software during fiscal 2003. These intangible assets were completely amortized as of March 31, 2004. The amortization for the three months ended September 30, 2004 represents amortization of the identified customer contract intangibles arising on the allocation of purchase price of Expert Information Services Pty Limited, Australia. The same was less than $1 million for the three months ended September 30, 2004.

Operating income. Our operating income was $109 million for the three months ended September 30, 2004 representing an increase of $41 million, or 60.3%, over our operating income of $68 million for the three months ended September 30, 2003. As a percentage of revenues, operating income increased to 28.8% for the three months ended September 30, 2004 from 27.1% for the three months ended September 30, 2003.

Other income. Other income, consisting mainly of interest and dividend income, foreign exchange gains and provision for investments, was $6 million for the three months ended September 30, 2004 compared to $10 million for the three months ended September 30, 2003. Interest and dividend income was approximately $5 million during the three months ended September 30, 2004 and 2003.

We had foreign currency exchange gains of $5 million in the three months ended September 30, 2003 compared to $1 million in the three months ended September 30, 2004. The exchange rate between the rupee and the U.S. dollar decreased by 1.3% from Rs. 46.40 per U.S. dollar on June 30, 2003 to Rs. 45.78 on September 30, 2003. The exchange rate between the rupee and the U.S. dollar decreased by 0.2% from Rs. 45.99 per U.S. dollar on June 30, 2004 to Rs. 45.91 on September 30, 2004. The average exchange rate between the rupee and the U.S. dollar was Rs. 45.94 and Rs. 46.22 per U.S. dollar for the three months ended September 30, 2003 and 2004 respectively. For the three months ended September 30, 2004 and 2003, U.S. dollar denominated revenues represented and 80.2% and 86.5% of total revenues. The company purchases foreign exchange forward contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. As of September 30, 2004 and 2003 we had $188 million and $150 million of forward cover and we have recorded gains of $1 million and $6 million on account of foreign exchange forward contracts for the three months ended September 30, 2004 and 2003. Our accounting policy requires us to mark to market and recognize the effect in earnings immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective as per SFAS 133.

Provision for income taxes. Our provision for income taxes was $18 million for the three months ended September 30, 2004, representing an increase of $5 million, or 38.5% over our provision for income taxes of $13 million for the three months ended September 30, 2003. Our effective tax rate decreased to 15.7% for three months ended September 30, 2004 from 16.7% for the three months ended September 30, 2003.

Net income. Our net income was $97 million for the three months ended September 30, 2004, representing an increase of $32 million, or 49.2%, over our net income of $65 million for the three months ended September 30, 2003. As a percentage of total revenues, net income decreased to 25.6% for three months ended September 30, 2004 from 25.9% for three months ended September 30, 2003.

Results for the six months ended September 30, 2004 compared to the six months ended September 30, 2003

Revenues. Our revenues were $713 million in the six months ended September 30, 2004, representing an increase of $229 million, or 47.3% over revenues of $484 million for the six months ended September 30, 2003. Revenues continued to increase in most segments of our services. The increase in revenues was attributable, in part, to an increase in business from existing clients and from certain new clients, particularly in industries such as manufacturing, telecom, and other industries such as utilities, logistics and services. Our clients in the financial services industry comprised 34.5% and 38.2% of revenues for the six months ended September 30, 2004 and 2003. Clients in the manufacturing sector comprised 14.9% and 15.3% of revenues for the same periods. Our clients in the retail industry comprised 10.4% and 11.6% of revenues for the six months ended September 30, 2004 and 2003, while our clients in the telecom industry comprised 18.2% and 15.1% of revenues for the same periods. Clients in other industries such as utilities, logistics and services contributed 22.0% and 19.8% of revenues for the six months ended September 30, 2004 and 2003. Sales of our software products represented 2.7% of our total revenues for the six months ended September 30, 2004 as compared to 3.2% for the six months ended September 30, 2003. Revenues from services represented 97.3% of total revenues for the six months ended September 30, 2004, as compared to 96.8% for the six months ended September 30, 2003. Revenues from fixed-price, fixed-time frame contracts and from time-and-materials contracts represented 29.7% and 70.3% of total services revenues for the six months ended September 30, 2004, as compared to 35.4% and 64.6% for the six months ended September 30, 2003. Revenues from North America, Europe, India and the rest of the world represented 65.1%, 21.9%, 1.7% and 11.3% of total revenues for the six months ended September 30, 2004 as compared to 74.4%, 17.8%, 1.9% and 5.9% for the six months ended September 30, 2003.

During the six months ended September 30, 2004, the total billed person months for our services other than business process management grew by 47.8% compared to the six months ended September 30, 2003. The onsite and offshore volume growth were 42.3% and 50.6% during the six months ended September 30, 2004 compared to the six months ended September 30, 2003. During the six months ended September 30, 2004 there was a pricing decline of 0.8% in U.S. dollar terms consisting of 0.4% decline in onsite rates and a 1.4% increase in offshore rates compared to the six months ended September 30, 2003.

Cost of revenues. Our cost of revenues was $401 million for the six months ended September 30, 2004, representing an increase of $126 million, or 45.8%, over our cost of revenues of $275 million for the six months ended September 30, 2003. Cost of revenues represented 56.2% and 56.8% of total revenues for the six months ended September 30, 2004 and 2003. The increase in our cost of revenues is mainly attributable to an increase of approximately $103 million in personnel costs due to new hires and compensation review effected in April 2004, $ 10 million in overseas travel expenses, $5 million in depreciation expenses, $4 million in accruals for post sales client support, $3 million in software purchased for own use, and $2 million in communication expenses. Cost of revenue for the six months ended September 30, 2003 also included amortization of deferred stock compensation expense of $1 million. The deferred stock compensation has been completely amortized as of March 31, 2004.

Gross profit. As a result of the foregoing, our gross profit was $312 million for the six months ended September 30, 2004, representing an increase of $103 million, or 49.3%, over our gross profit of $209 million for the six months ended September 30, 2003. As a percentage of revenues, gross profit increased to 43.8% for the six months ended September 30, 2004 from 43.2% for the six months ended September 30 2003. The increase is attributable to a 47.3% increase in revenues for the six months ended September 30, 2004 offset by a 45.8% increase in cost of revenues in the same period compared to the six months ended September 30, 2003.

Selling and marketing expenses. We incurred selling and marketing expenses of $50 million in the six months ended September 30, 2004 representing an increase of $15 million, or 42.9%, over the $35 million expended in the six months ended September 30, 2003. As a percentage of total revenues, selling and marketing expenses were 7.0% and 7.2% for the six months ended September 30, 2004 and 2003. The number of our sales and marketing personnel increased to 334 as of September 30, 2004, from 264 as of September 30, 2003. The increase in selling and marketing expenses is mainly attributable to increase of approximately $7 million in personnel costs of selling and marketing employees on account of new hires and compensation review effective April 2004, $2 million in overseas travel expenses, $1 million in professional charges, $2 million in sales commissions and $1 million each in professional charges, travel expenses and brand building.

General and administrative expenses. Our general and administrative expenses were $56 million for the six months ended September 30, 2004, representing an increase of $18 million, or 47.4%, over general and administrative expenses of $38 million for the six months ended September 30, 2003. General and administrative expenses were 7.9% of total revenues for the six months ended September 30, 2004 and 2003. The increase in general and administrative expenses was primarily attributable to increase of approximately $5 million for personnel costs on account of new hires and compensation review effective April 2004, increase of $3 million in professional charges, increase of $2 million each in travel expenses , telecommunication charges and office maintenance and increase of $1 million each in taxes other than income taxes, power and fuel charges, advertisements and insurance expenses. The provision for bad and doubtful debts has decreased by $1 million. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of our clients. We specifically identify the credit loss and then make the provision. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

Amortisation of stock compensation expenses. Amortization of stock compensation expenses was $ 1 million for the six months ended September 30, 2003. The deferred stock compensation has been completely amortized as of March 31, 2004.

Amortisation of intangible assets. Amortization of intangible assets was $4 million for the six months ended September 30, 2003. This relates to amortization of certain intellectual property rights we acquired through purchases and licenses of software during fiscal 2003. These intangible assets were completely amortized as of March 31, 2004. The amortization for the six months ended September 30, 2004 represents amortization of the identified customer contract intangibles arising on the allocation of purchase price of Expert Information Services Pty. Limited, Australia. The same was $1 million for the six months ended September 30, 2004.

Infosys Technologies Limited

Operating income. Our operating income was $205 million for the six months ended September 30, 2004 representing an increase of $74 million, or 56.5%, over our operating income of $131 million for the six months ended September 30, 2003. As a percentage of revenues, operating income increased to 28.8% for the six months ended September 30, 2004 from 27.1% for the six months ended September 30, 2003.

Other income. Other income, consisting mainly of interest and dividend income, foreign exchange gains and provision for investments, was $6 million for the six months ended September 30, 2004 compared to $16 million for the six months ended September 30, 2003. Interest and dividend income was approximately $11 million and $10 million during the six months ended September 30, 2004 and 2003.

We had foreign currency exchange gains of $7 million in the six months ended September 30, 2003 compared to $5 million loss in the six months ended September 30, 2004. The exchange rate between the rupee and the U.S. dollar decreased by 3.7% from Rs 47.53 per U.S. dollar on March 31, 2003 to Rs 45.78 on September 30, 2003. The exchange rate between the rupee and the U.S. dollar increased by 5.8% from Rs 43.40 per U.S. dollar on March 31, 2004 to Rs 45.91 on September 30, 2004. The average exchange rate between the rupee and the U.S. dollar was Rs 46.44 and Rs 45.77 per U.S. dollar for the six months ended September 30, 2003 and 2004 respectively. For the six months ended September 30, 2004 and 2003, U.S. dollar denominated revenues represented 79.0% and 86.9% of total revenues. The company purchases foreign exchange forward contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. As of September 30, 2004 and 2003 we had $188 million and $150 million of forward cover and we have recorded a loss of $14 million on account of foreign exchange forward contracts for the six months ended September 30, 2004 while we had recorded gains of $10 million for the six months ended September 30, 2003. Our accounting policy requires us to mark to market and recognize the effect in earnings immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective as per SFAS 133.

The provision for investments during the six months ended September 30, 2003 include write-downs to investments in CiDRA Corporation ($1.0 million) and Stratify Inc ($0.4 million). These write-downs were required due to the non-temporary impact of adverse market conditions on these entities’ business models and contemporary transactions on the securities of the entities which have been indicative of their current fair value.

Provision for income taxes. Our provision for income taxes was $31 million for the six months ended September 30, 2004, representing an increase of $7 million, or 29.2% over our provision for income taxes of $24 million for the six months ended September 30, 2003. Our effective tax rate decreased to 14.7% for six months ended September 30, 2004 from 16.3% for the six months ended September 30, 2003.

Net income. Our net income was $180 million for the six months ended September 30, 2004, representing an increase of $57 million, or 46.3%, over our net income of $123 million for the six months ended September 30, 2003. As a percentage of total revenues, net income decreased to 25.2% for six months ended September 30, 2004 from 25.4% for six months ended September 30, 2003.

Liquidity and capital resources

Our growth has been financed largely by cash generated from operations and, to a lesser extent, from the proceeds from the sale of equity. In 1993, we raised approximately $4.4 million in gross aggregate proceeds from our initial public offering of equity shares in India. In 1994, we raised an additional $7.7 million through private placements of our equity shares with foreign institutional investors, mutual funds, Indian domestic financial institutions and corporations. On March 11, 1999 we raised $70.4 million in gross aggregate proceeds from our initial U.S. public offering of ADSs.

As of September 30, 2004 we had $335 million in cash and cash equivalents, $210 million invested in liquid mutual fund units, $646 million in working capital and no outstanding bank borrowings. We believe that a sustained reduction in IT spending, a longer sales cycle, and a continued economic downturn in any of the various industry segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Net cash provided by operating activities was $161 million and $155 million for the six months ended September 30, 2004 and 2003. Net cash provided by operations consisted primarily of net income adjusted for depreciation and increases in unearned revenue, provision for income taxes and other accrued liabilities, and decrease in prepaid expenses and other current assets offset in part by an increase in accounts receivable and decrease in unbilled revenue and client deposits.

Trade accounts receivable increased by $60 million during the six months ended September 30, 2004. Accounts receivable as a percentage of last 12 months revenues represented 15.6% and 14.4% as of September 30, 2004 and 2003. Prepaid expenses and other current assets decreased by $5 million during the six months ended September 30, 2004, as compared to a $6 million increase during the six months ended September 30, 2003. The decrease during the six months ended September 30, 2004 is primarily due to reversal of marked to market gains on forward foreign exchange contracts as of March 31, 2004. Other accrued liabilities increased by $7 million during the six months ended September 30, 2004, primarily due to $4 million accrual of marked to market loss on forward foreign exchange contracts. Other accrued liabilities increased by $12 million during the six months ended September 30, 2003.

There has been an increase in unbilled revenues of $7 million during the six months ended September 30, 2004. Unbilled revenues represent revenues that are recognized but not yet invoiced. Client deposits decreased by $6 million during the six months ended September 30, 2004. Unearned revenues increased by $8 million during the six months ended September 30, 2004 compared to an increase of $2 million during the six months ended September 30, 2003. Unearned revenue resulted primarily from advance client billings on fixed-price, fixed-time frame contracts for which related efforts have not been expended. Revenues from fixed-price, fixed-time frame contracts and from time-and-materials contracts represented 29.7% and 70.3% of total services revenues for the six months ended September 30, 2004, as compared to 35.4% and 64.6% for the six months ended September 30, 2003.

Net cash used in investing activities was $83 million and $125 million for the six months ended September 30, 2004 and 2003. Net cash used in investing activities, relating to our acquisition of additional property, plant and equipment for the six months ended September 30, 2004 and 2003, was $72 million and $29 million. During the six months ended September 30, 2004 we invested $24 million in liquid mutual funds, $8 million in non-current deposits with corporations, and redeemed mutual fund investments of $20 million. During the six months ended September 30, 2003, we invested $98 million in liquid mutual fund units.

We provide various loans primarily to employees in India who are not executive officers or directors, including car loans, home loans, personal computer loans, telephone loans, medical loans, marriage loans, personal loans, salary advances, education loans and loans for rental deposits. All of these loans, except for the housing and car loans, are available to all of our employees, who are not executive officers or directors, in India. Housing and car loans are available only to mid-level managers and senior managers. The loan program is designed to assist our employees and increase employee satisfaction. These loans are generally collateralized against the assets of the loan and the terms of the loans range from 1 to 100 months. In the aggregate, these loans represented approximately $27 million and $25 million as of March 31, 2004 and September 30 2004. During fiscal 2004, we discontinued fresh disbursements under several of these loan schemes including housing and car loans.

Net cash used in financing activities for the six months ended September 30, 2004 was $162 million. This primarily comprises $27 million of cash raised by issuance of common stock on exercise of stock options by employees, offset by dividend payments of $189 million. Dividend payments are on account of a final dividend of Rs. 3.75 per equity share for fiscal 2004 and a special one-time dividend of Rs. 25 per equity share paid in June 2004. Net cash used in financing activities for six months ended September 30, 2003 primarily comprised $22 million of dividend payments. As of September 30, 2004, we had contractual commitments for capital expenditure of $57 million. These commitments include approximately $50 million in domestic purchases and $7 million in imports and overseas commitments for hardware, supplies and services to support our operations generally, which we expect to be significantly completed by March 2005.

We have provided information to the public regarding forward-looking guidance on our business operations. This information is consistent with market expectations.

Reconciliation between Indian and U.S. GAAP

All financial information in this quarterly report is presented in U.S. GAAP, although we also report for Indian statutory purposes under Indian GAAP. There are material differences between financial statements prepared in Indian and U.S. GAAP. The material differences that affect us are primarily attributable to U.S. GAAP requirements for the:

•	accounting for stock-based compensation;

•	amortization of intangible assets; and

•	deferred taxes;

Infosys Technologies Limited

Reconciliation of net income

(Dollars in millions)

	Six months ended September 30,
	2003	2004
Net profit as per Indian GAAP	$124	$183
Amortization of stock compensation expense	(2)	—
Forward contracts — marked to market	1	(4)
Amortization of intangible assets	—	(1)
Deferred taxes	—	2
Net income as per U.S. GAAP	$123	$180

Quantitative and qualitative disclosures about market risk

General

Market risk is the risk that changes in the price of a financial instrument will impact future earnings or cash flow. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables.

Our exposure to market risk is a function of our borrowing activities and revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency accounts receivable.

Risk management procedures

We manage market risk through treasury operations. Treasury operations’ objectives and policies are approved by senior management and our audit committee. The activities of treasury operations include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, if any, and ensuring compliance with market risk limits and policies.

Components of market risk

Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against dollar. For the six months ended September 30, 2004, and 2003 our U.S. dollar denominated revenues represented 79.0% and 86.9% of our total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable. As of March 31, 2004 and September 30, 2004, we had outstanding forward contracts in the amount of $149 million and $188 million. These contracts typically mature within one to twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate contracts to insulate ourselves from foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such contracts may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies, and have done so in the past.

Fair value. The fair value of our market rate risk sensitive instruments approximates their carrying value.

Critical accounting policies

We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management’s judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Estimates

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We primarily make estimates related to contract costs expected to be incurred to complete development of software, allowances for doubtful accounts receivable, our future obligations under employee retirement and benefit plans, useful lives of property, plant and equipment, future income tax liabilities and contingencies and litigation.

We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Revenue recognition

We derive our revenues primarily from software development and related services, licensing of software products and from business process management services. We make and use significant management judgments and estimates in connection with the revenue that we recognize in any accounting period. Material differences may result in the amount and timing of our revenue for any period, if we made different judgments or utilized different estimates.

Arrangements with customers for software development and related services are either on a fixed-price, fixed-time frame or on a time-and-material basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement. When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

Revenue from our fixed-price arrangements for software development and related services that involves significant production, modification or customization of the software, is accounted in conformity with ARE No. 45, using the guidance in Statement of Position (SOP) 81-1, and the Accounting Standards Executive Committee’s conclusion in paragraph 95 of SOP 97-2. Fixed-price arrangements, which are similar to “contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts” and “contracts for services performed by architects, engineers, or architectural or engineering design firms,” as laid out in Paragraph 13 of SOP 81-1, are also accounted for in conformity with SOP 81-1.

In the above mentioned fixed price arrangements, revenue has been recognized using the percentage-of-completion method. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. In measuring progress towards completion, we have selected a method that we believe is reliable and best approximates the progress to completion. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between labor hour input and productivity and the method indicates the most reliable measure of progress. However, we evaluate each contract and apply judgment to ensure the existence of a relationship between labor hours input and productivity.

At the end of every reporting period, we evaluate each project for estimated revenue and estimated efforts. Any revisions or updates to existing estimates are made wherever required by obtaining approvals from officers having the requisite authority. Management regularly reviews and evaluates the status of each contract in progress to estimate the profit or loss. As part of the review, detailed actual efforts and a realistic estimate of efforts to complete all phases of the project is compared with the details of the original estimate and the total contract price. To date, we have not had any fixed-price, fixed-time frame contracts that resulted in a material loss. However, our policy is to establish a provision for losses on a

Infosys Technologies Limited

contract as soon as losses become evident. We evaluate change orders according to their characteristics and the circumstances in which they occur. If such change orders are considered by the parties to be a normal element within the original scope of the contract, no change in the contract price is made. Otherwise, the adjustment to the contract price may be routinely negotiated. Contract revenue and costs are adjusted to reflect change orders approved by the client and us, regarding both scope and price. Changes are reflected in revenue recognition only after the change order has been approved by both parties. The same principle is also followed for escalation clauses. Costs that are incurred for a specific anticipated contract that will result in no future benefits unless the contract is obtained are not included in contract costs or deferred costs before the signing of the contract. Such costs are deferred only if the costs can be directly associated with a specific anticipated contract and if their recoverability from that contract is determined to be probable.

We provide our clients with a fixed-period warranty for corrections of errors and telephone support on all fixed-price, fixed-time frame contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. We estimate such costs based on historical experience, and review estimates on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In accordance with SOP 97-2, Software Revenue Recognition, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver our software product generally have three elements: license, implementation and Annual Technical Services, or ATS. We have applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor Specific Objective Evidence of fair value or VSOE has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both the time-and-material and fixed-price, fixed-time frame bases. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-time frame contracts is recognized as per the proportional performance method using an output measure of performance.

We recognize revenue only on collectibility being probable and hence credit losses do not have an impact on our revenue recognition policy. Fluctuations in our provisions for bad debts and write offs of uncollectible accounts depend on the financial health and economic environment governing our clients. Our provisions are based on specific identification of the credit loss. No one client has contributed significantly to credit losses. We have had no significant changes in our collection policies or payment terms.

Income taxes

As part of our financial reporting process, we are required to estimate our liability for income taxes in each of the tax jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with an assessment of temporary differences resulting from differing treatment of items, such as depreciation on property, plant and equipment, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet.

We face challenges from domestic and foreign tax authorities regarding the amount of current taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on our evaluation of our tax position and the information presently available to us, we believe we have adequately accrued for probable exposures as of September 30, 2004. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted.

Our deferred tax liabilities mainly arise from taxable basis differences in foreign exchange forward contracts, intangible assets and investments in liquid mutual funds. Our deferred tax assets comprise assets arising from basis differences in depreciation on property, plant and equipment, investments for which the ultimate realization of the tax asset may be dependent on the availability of future capital gains, and provisions for doubtful accounts receivable. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences, net of the existing valuation allowance at September 30, 2004. The ultimate amount of deferred tax assets realized may be materially different from those recorded, as influenced by potential changes in income tax laws in the tax jurisdictions where we operate.

To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. As of March 31, 2004 and September 30, 2004, we recorded valuation allowances of $2 million and $3 million due to uncertainties related to our ability to utilize some of our deferred tax assets comprising provisions for doubtful accounts receivable and investments. In the event that actual results differ from these estimates of valuation allowance or if we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

Business Combinations, Goodwill and Intangible Assets

We account for business combinations in accordance with SEAS No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business. The accounting for contingent consideration based on earnings or other performance measures is a matter of judgment that depends on the relevant facts and circumstances. If the substance of the contingent consideration is to provide compensation for services, use of property, or profit sharing, we account for the additional consideration as an expense of the appropriate period. Otherwise, the additional consideration paid is recorded as an additional cost of the acquired business.

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of independent valuation experts in determining the fair value of the identifiable tangible and intangible net assets of the acquired business. We assign all the assets and liabilities of the acquired business, including goodwill, to reporting units in accordance with SEAS No. 142, Goodwill and Other Intangible Assets.

We test goodwill for impairment on an annual basis. In this process, we rely on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. We amortize intangible assets over their respective individual estimated useful lives on a straight-line basis. Our estimates of the useful lives of identified intangible assets are based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

We evaluate intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. In evaluating goodwill and intangible assets for impairment, we may seek the assistance of independent valuation experts, perform internal valuation analyses and consider other information that is publicly available. The results of our evaluation may be dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, discount rates and other variables. While we use assumptions which we believe are fair and reasonable, actual future results may differ from the estimates arrived at using the assumptions.

Off-balance sheet arrangements

None

Infosys Technologies Limited

Risk factors

This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Quarterly Report.

Risks related to our company and our industry

Our revenues and expenses are difficult to predict and can vary significantly from period to period, which could cause our share price to decline.

Our revenues and profitability have grown rapidly in recent years and are likely to vary significantly in the future from period to period. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our results of operations may be below the expectations of market analysts and our investors, which could cause the share price of our equity shares and our ADSs to decline significantly.

Factors which affect the fluctuation of our operating results include:

•	the size, timing and profitability of significant projects;

•	changes in our pricing policies or those of our competitors;

•	the proportion of services that we perform outside India as opposed to at our development centers in India;

•	the effect of wage pressures, seasonal hiring patterns and the time required to train and productively utilize new employees, particularly information technology, or IT, professionals;

•	the size and timing of facilities expansion;

•	unanticipated cancellations, contract terminations or deferrals of projects; and

•	unanticipated variations in the duration, size and scope of our projects.

A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance of any particular period. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates, or the accuracy of our estimates of the resources required to complete ongoing projects, may cause significant variations in our operating results in any particular period.

There are also a number of factors, other than our performance, that are not within our control that could cause fluctuations in our operating results from period to period. These include:

•	the duration of tax holidays or exemptions and the availability of other Government of India incentives;

•	currency exchange rate fluctuations, particularly when the rupee appreciates in value against the dollar since the majority of our revenues are in dollars and a significant part of our costs are in rupees; and

•	other general economic factors.

We have not been able to sustain our previous profit margins or levels of profitability.

As a percentage of total revenues, net income decreased to 25.4% for fiscal 2004 from 25.8% for fiscal 2003. Net income decreased to 25.8% of revenues for fiscal 2003 from 30.2% of revenues for fiscal 2002. Net income was 25.2% of revenues for the six months ended September 30, 2004. As we have experienced declines in demand, pricing pressures for our services, volatility of the rupee against the dollar and increased wage pressures in India, we have not been able to sustain our historical levels of profitability. We also incurred substantially higher selling and marketing expenses to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients, and we expect to continue to incur substantially higher selling and marketing expenses in the future, which could result in declining profitability. While our Global Delivery Model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future.

The current economic environment, pricing pressure and rising wages in India have negatively impacted our revenues and operating results.

Spending on IT products and services in most parts of the world has significantly decreased due to a challenging global economic environment. Some of our clients have cancelled, reduced or deferred expenditures for IT services. Pricing pressures from our clients, wage pressures in India and an increase in our sales and marketing expenditures have also negatively impacted our operating results. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates.

If the current economic recovery does not continue, our utilization and billing rates for our IT professionals could be adversely affected which may result in lower gross and operating profits.

Any inability to manage our growth could disrupt our business and reduce our profitability.

We have grown significantly in recent periods. Between March 31, 1999 and March 31, 2004 our total employees grew from approximately 3,800 to approximately 23,800 representing a compound annual growth rate of 44.3%. In addition, Progeon had approximately 1,900 employees as of March 31, 2004. We had approximately 32,900 employees as of September 30, 2004 including 2,700 employees in Progeon. In addition, in the last five fiscal years we have undertaken major expansions of our existing facilities, as well as the construction of new facilities.

We expect our growth to place significant demands on our management and other resources. It will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:

•	recruiting, training and retaining sufficient skilled technical, marketing and management personnel;

•	adhering to our high quality and process execution standards;

•	preserving our culture, values and entrepreneurial environment;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems; and

•	maintaining high levels of client satisfaction.

Our growth strategy also relies on the expansion of our operations to other parts of the world, including Europe, Australia and other parts of Asia. In April 2004, we announced the formation of a U.S. subsidiary focused on consulting and announced our intention to hire aggressively in the United States. The costs involved in entering these markets may be higher than expected and we may face significant competition in these regions. Our inability to manage growth in these regions may have an adverse effect on our business, results of operations and financial condition.

We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

Over the past three years, we have been expanding the nature and scope of our engagements by extending the breadth of services we offer. We have recently added new service offerings, such as IT consulting, business process management, systems integration and IT outsourcing. The success of these service offerings is dependent, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for such end-to-end solutions, we also are more likely to compete with large, well-established international consulting firms, resulting in increased competition and marketing costs. Accordingly, we cannot be certain that our new service offerings will effectively meet client needs or that we will be able to attract existing and new clients to these service offerings.

The increased breadth of our service offerings may result in larger and more complex projects with our clients. This will require us to establish closer relationships with our clients and a thorough understanding of their operations. Our ability to establish such relationships will depend on a number of factors including the proficiency of our IT professionals and our management personnel.

Larger projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. These terminations, cancellations or delays may result from the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services. Such cancellations or delays make it difficult to plan for project resource requirements, and inaccuracies in such resource planning may have a negative impact on our profitability. While our Global Delivery Model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future.

Infosys Technologies Limited

Intense competition in the market for IT services could affect our cost advantages, which could reduce our share of business from clients and decrease our revenues.

The IT services market is highly competitive. Our competitors include large consulting firms, divisions of large multinational technology firms, IT outsourcing firms, Indian IT services firms, software firms and in-house IT departments of large corporations.

The IT services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources. In addition, some of our competitors have added or announced plans to add cost-competitive offshore capabilities to their service offerings. Many of these competitors are substantially larger than us and have significant experience with international operations, and we may face competition from them in countries in which we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from IT services firms with current operations in other countries, such as China and the Philippines. While we believe that we are well positioned in our markets relative to our competitors, such competitors may be able to offer services using offshore and onshore models that are more effective than ours.

Many of our competitors, including Accenture, EDS and IBM, have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors, or that we will not lose clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.

Our revenues are highly dependent upon a small number of clients, and the loss of any one of our major clients could significantly impact our business.

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of corporate clients. In fiscal 2004, 2003 and six months ended September 30, 2004, our largest client accounted for 5.0%, 5.8% and 5.4% of our total revenues, and our five largest clients together accounted for 22.6%, 23.4% and 21.6% of our total revenues for fiscal 2004, 2003 and the six months ended September 30, 2004. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external IT services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues.

There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, we have significantly reduced the services provided to a client when the client either changed its outsourcing strategy by moving more work in-house or replaced its existing software with packaged software supported by the licensor. Another circumstance which may result in our loss of a client is a reduction in spending on IT services due to a challenging economic environment. If we were to lose one of our major clients or have it significantly reduce its volume of business with us, our revenues and profitability could be reduced.

Our revenues are highly dependent on clients primarily located in the United States, as well as clients concentrated in certain industries, and economic slowdowns, changes in US. law and other restrictions or factors that affect the economic health of the United States and these industries may affect our business.

A significant portion of our revenues are derived from clients located in the United States, as well as clients in certain industries. In fiscal 2004, 2003 and the six months ended September 30, 2004, approximately 70.0%, 72.0% and 64.0% of our revenues were derived from the United States. For the same periods, we earned 36.6%, 37.6% and 34.5% of our revenues from the financial services industry, and 14.8%, 16.4% and 14.9% from the manufacturing industry. Consequently, if the current economic recovery in the United States does not continue, our clients may reduce or postpone their IT spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. Further, any significant decrease in the growth of the financial services or other industry segments on which we focus may reduce the demand for our services and negatively affect our revenues and profitability.

Recently, some organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs in the United States. There has also been increasing political and media attention in the United States to the growth of offshore outsourcing. Within the last two years, some U.S. states have enacted legislation restricting government agencies from outsourcing their back office processes and IT solutions work to companies outside the United States. It is also possible that U.S. private sector companies that work with these states may be restricted from outsourcing their work related to government contracts. We currently do not have significant contracts with U.S. federal or state government entities. However, there can be no assurance that these restrictions will not extend to private companies, such as our clients. In the future, we may also enter into significant contracts with U.S. federal or state government entities. Any changes to existing laws or the enactment of new legislation restricting offshore outsourcing may adversely impact our ability to do business in the United States, particularly if these changes are widespread.

Our success depends in large part upon our highly skilled IT professionals and our ability to attract and retain these personnel.

Our ability to execute projects and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly skilled IT professionals, particularly project managers and other mid-level professionals. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant worldwide competition for IT professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced IT professionals to replace those who leave. Additionally, we may not be able to redeploy and retrain our IT professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences. Our inability to attract and retain IT professionals may have a material adverse effect on our business, results of operations and financial condition.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman, our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer, other executive members of the board and the management council, which consists of executive and other officers. Our future performance will be affected by any disruptions in the continued service of these persons. We do not maintain key man life insurance for any of the senior members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. The loss of any members of our senior management or other key personnel may have a material adverse effect on our business, results of operations and financial condition.

Our failure to complete fixed-price, fixed-time frame contracts on budget and on time may negatively affect our profitability.

As an element of our business strategy, we offer a portion of our services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. In fiscal 2004, 2003 and six months ended September 30, 2004, revenues from fixed-price, fixed-time frame projects accounted for 33.7%, 36.7% and 29.7% of our total services revenues. Although we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-time frame projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, future wage inflation rates, or currency exchange rates, or if we fail to complete our contractual obligations within the contracted time frame, our profitability may suffer.

Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-time frame basis, can be terminated with or without cause, with between zero and 90 days’ notice and without termination-re la ted penalties. Additionally, our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside our control that might result in the termination of a project or the loss of a client, including:

•	financial difficulties for a client;

•	a change in strategic priorities, resulting in a reduced level of IT spending;

•	a demand for price reductions;

•	a change in outsourcing strategy by moving more work to client in-house IT departments or to our competitors; and

•	the replacement by our clients of existing software with packaged software supported by licensors.

Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in less revenue generated than anticipated.

A number of our contracts have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet defined goals. Our failure to meet these goals or a client’s expectations in such performance-based contracts may result in a less profitable or an unprofitable engagement.

Infosys Technologies Limited

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

The IT services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances in a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

Disruptions in telecommunications, system failures, or virus attacks could harm our service delivery model, which could result in client dissatisfaction and a reduction of our revenues.

A significant element of our distributed project management methodology, which we refer to as our Global Delivery Model is to continue to leverage and expand our global development centers. We currently have 31 global development centers located in various countries around the world. Our global development centers are linked with a network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various global development centers and between our global development centers and our clients’ sites at all times due to disruptions in telecommunications, system failures or virus attacks. Any significant loss in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial condition.

We may be liable to our clients for damages caused by system failures, which could damage our reputation and cause us to lose clients.

Many of our contracts involve projects that are critical to the operations of our clients’ businesses, and provide benefits which may be difficult to quantify. Any failure in a client’s system or breaches of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot be assured that the limitations on liability we provide for in our service contracts will be enforceable in all cases, or that they will otherwise be sufficient to protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions, however, we cannot be assured that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.

We are investing substantial cash assets in new facilities, and our profitability could be reduced if our business does not grow proportionately.

As of September 30, 2004, we had contractual commitments of approximately $57 million for capital expenditures. Although we have successfully developed new facilities in the past, we may still encounter cost overruns or project delays in connection with new facilities. Additionally, future financing for additional facilities, whether within India or elsewhere, may not be available on attractive terms or at all. Such expansions will significantly increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup our investment costs to develop our software products.

In fiscal 2004, 2003 and the six months ended September 30, 2004, we earned 2.8%, 4.6% and 2.7% of our total revenue from the sale of software products. The development of our software products requires significant investments. The markets for our primary suite of software products that we call Finacle® are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations of our operating results.

Our insiders are significant shareholders, are able to exercise significant control over the election of our board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate, approximately 22.3% of our issued equity shares as of September 30, 2004. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders’ approval, including the election and removal of directors and significant corporate transactions.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. For example, we recently acquired Expert Information Services Pty. Limited, Australia and established Infosys Technologies (Shanghai) Co. Limited and Infosys Consulting, Inc. It is possible that we may not identify suitable acquisition, strategic investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

If we acquire a company, we could have difficulty in assimilating that company’s personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. In some cases, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. As of the date of this Report, we have no agreements to enter into any material acquisition, investment, partnership, alliance or other joint venture transaction.

We make strategic investments in new technology start-up companies in order to gain experience in or exploit niche technologies. As of September 30, 2004, we have invested an aggregate amount of approximately $11 million in strategic investments. However, our investments may not be successful. The lack of profitability of any of our investments could have a material adverse effect on our operating results. In fiscal 2004 and 2003, we made loss provisions of $2 million and $3 million related to investments.

Our earnings may be adversely affected if we are required to change our accounting policies with respect to the expensing of stock options.

We do not currently deduct the expense of employee stock option grants from our income based on the fair value method. The Financial Accounting Standards Board has issued an exposure draft, which if adopted, would require companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Many companies have or are in the process of voluntarily changing their accounting policies to expense the fair value of stock options. Stock options are an important component of our employee compensation package. If we change our accounting policy with respect to the treatment of employee stock option grants, our earnings could be adversely affected. We have adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Had compensation cost for our stock-based compensation plan been determined in a manner consistent with the fair value approach described in SFAS No. 123, our net income as reported would have been reduced to the pro forma amounts of approximately $223 million, $137 million and $164 million in fiscal 2004, 2003 and the six months ended September 30, 2004.

Risks related to investments in Indian companies and international operations generally

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us.

Currently, we benefit from the tax holidays the Government of India gives to the export of IT services from specially designated software technology parks in India. As a result of these incentives, which include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities, our operations have been subject to relatively low tax liabilities. These tax incentives resulted in a decrease in our income tax expense of $78 million, $51 million and $56 million for fiscal 2004, 2003 and the six months ended September 30, 2004 compared to the effective tax rates that we estimate would have applied if these incentives had not been available.

The Finance Act, 2000 phases out the 10-year tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Additionally, the Finance Act, 2002 required that ten percent of all income derived from services performed in software technology parks be subject to income tax for a one-year period which ended March 31, 2003. When our tax holiday expire or terminate, our tax expense will materially increase, reducing our profitability.

Wage pressures in India may prevent us from sustaining our competitive advantage and may reduce our profit margins.

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Wages in India are increasing at a faster rate than in the United States, which could result in increased costs for IT professionals, particularly project managers and other mid-level professionals. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. Compensation increases may result in a material adverse effect on our business, results of operations and financial condition.

Infosys Technologies Limited

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks of September 11, 2001 in the United States and other acts of violence or war, such as the recent conflict in Iraq, have the potential to have a direct impact on our clients. To the extent that such attacks affect or involve the United States, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States. In addition, such attacks may make travel more difficult, may make it more difficult to obtain work visas for many of our IT professionals who are required to work in the United States, and may effectively curtail our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Many of our clients, in particular for our newer services, such as business process management and IT outsourcing, visit several IT services firms prior to reaching a decision on vendor selection. Terrorist threats, attacks or war could make travel more difficult and delay, postpone or cancel decisions to use our services.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenues to decline.

The vast majority of our employees are Indian nationals. The ability of our IT professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits. As of September 30, 2004, the majority of our IT professionals in the United States held H-1B visas (approximately 3,500 persons), allowing the employee to remain in the United States during the term of the work permit, and work as long as he or she remains an employee of the sponsoring firm, or L-l visas (approximately 700 persons), allowing for the employee to stay in the United States only temporarily. Although there is no limit to new L-l visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or CIS, may approve in any government fiscal year. In 2000, the United States temporarily increased the annual limit for H-1B visas to 195,000, however this increase expired in 2003 and the limit was returned to 65,000 annually. Further, in response to the terrorist attacks in the United States, the CIS has increased the level of scrutiny in granting visas. This may also lead to limits on the number of L-l visas granted. The U.S. immigration laws may also require us to meet certain levels of compensation, and to comply with other legal requirements, as a condition to obtaining or maintaining work visas for our IT professionals working in the United States.

The CIS announced on October 01, 2004 that it had received on the first day of the new government fiscal year sufficient applications to fill up all the 65,000 visas that were available for the year.

Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our IT professionals. Our reliance on work visas for a significant number of IT professionals makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with IT professionals who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our IT professionals or may encounter delays or additional costs in obtaining or maintaining the condition of such visas.

Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The current Government of India, formed in May 2004 has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. However, these liberalization policies may not continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

Political instability could also delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Currency exchange rate fluctuations may affect the value of our ADSs.

Our functional currency is the Indian rupee although we transact a major portion of our business in foreign currencies and accordingly face foreign currency exposure through our sales in the United States and elsewhere and purchases from overseas suppliers in dollars. Historically, we have held a substantial majority of our cash funds in rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, cost of services sold, gross margin and net income, which may in turn have a negative impact on our business, operating results and financial condition. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the rupee appreciates against the dollar.

We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable. As of March 31, 2004 and September 30, 2004, we had outstanding forward contracts in the amount of $149 million and $188 million. This increase is primarily attributable to our decision to actively hedge our foreign currency exposure in light of the recent volatility of the Indian rupee against the U.S. dollar. We may not purchase contracts adequate to insulate ourselves from foreign exchange currency risks. Additionally, the policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately.

Fluctuations in the exchange rate between the rupee and the dollar will also affect the dollar conversion by Deutsche Bank Trust Company Americas, the Depositary, of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, these fluctuations will affect the dollar equivalent of the rupee price of equity shares on the Indian stock exchanges and, as a result, the prices of our ADSs in the United States, as well as the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. Holders may not be able to convert rupee proceeds into dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all.

Our international expansion plans subject us to risks inherent in doing business on an international level.

Currently, we have global development centers in six countries around the world. The majority of our global development centers are located in India. We intend to establish new development facilities, potentially in Southeast Asia, Africa, Latin America and Europe. In April 2004, we announced the formation of a consulting subsidiary in the United States. Because of our limited experience with facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. In 2003, China experienced an outbreak of Severe Acute Respiratory Syndrome, or SARS. As a result travel restrictions to the region were heightened. Our international expansion strategy in China may face difficulty resulting from a potential outbreak of SARS recurring again. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.

It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.

We are incorporated under the laws of India and many of our directors and executive officers reside outside the United States. Virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to effect service of process upon us outside India or upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce against us in courts outside of India, or against these persons outside the jurisdiction of their residence, judgments obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final

Infosys Technologies Limited

judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.

The laws of India do not protect Intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. We may also be subject to third party claims of intellectual property infringement.

We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. For instance, on September 09, 2004 the Intellectual Property Appellate Board of India (IPAB) upheld an application made by an infringer of the INFOSYS trademark, Jupiter International Limited (formerly called Jupiter Infosys Limited), and ordered the cancellation of the company’s registration of the INFOSYS trademark in classes 7, 9 and 16. The company moved a Special Leave Petition before the Supreme Court of India to stay the order of the IPAB. On October 12, 2004 the Supreme Court of India stayed the order of the IPAB temporarily. Based on its present knowledge management believes that the company will prevail in this action and that the action will not have any material impact on the results of operations or financial position of the company. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increase, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company.

Although there are currently no material pending or threatened intellectual property claims against us, infringement claims may be asserted against us in the future. However, if we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

Our ability to acquire companies organized outside India depends on the approval of the Government of India and I or the Reserve Bank of India and failure to obtain this approval could negatively impact our business.

Generally, the Reserve Bank of India must approve any acquisition by us of any company organized outside of India. The Reserve Bank of India has recently permitted acquisitions of companies organized outside of India without approval where the transaction value is:

•	if in cash, up to 100% of the proceeds from an ADS offering or up to 100% of the net worth of the company; and

•	if in stock, up to the greater of $100 million or ten times the acquiring company’s previous fiscal year’s export earnings.

Any required approval from the Reserve Bank of India and the Ministry of Finance of the Government of India or any other government agency may not be obtained. Our failure to obtain approvals for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our business and prospects.

Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

Indian law relating to foreign exchange management constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or acquisition of, an Indian company requires approval from relevant government authorities in India, including the Reserve Bank of India. There are, however, certain exceptions to this approval requirement for IT companies on which we are able to rely. Changes to such policies may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian IT companies may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.

Additionally, under current Indian law, the sale of an IT services company can result in the loss of the tax benefits for specially designed software technology parks in India. The potential loss of this tax benefit may discourage others from acquiring us or entering into a transaction with us that is in the best interest of our shareholders.

Risks related to the ADSs

Indian law imposes foreign investment restrictions that limit a holder’s ability to convert equity shares into ADSs, which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.

Except under limited circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. Since foreign exchange controls are in effect in India, the Reserve Bank of India will also approve the price at which equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain an additional Reserve Bank of India approval for each transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

Investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Rs. 1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our ADSs to trade at a premium or discount to the equity shares.

An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of his or her equity interest in us.

Under the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

ADS holders may be restricted in their ability to exercise voting rights.

At our request, the Depositary will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from you in time, relating to matters that have been forwarded to you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

Infosys Technologies Limited

Item 3. Quantitative and Qualitative Disclosure About Market Risk

3.1 Foreign Currency Market Risk

This information is set forth under the caption “Exchange Rate Risk” under the Components of Market Risk above, and is incorporated herein by reference.

Item 4. Controls and Procedures

Based on their evaluation as of the end of the period covered by this quarterly report, our Chief Executive Officer and Chief Financial Officer believe, based on an evaluation performed under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, that the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended) are effective to ensure that material information relating to Infosys is made known to them by others within our Company during the period in which this Quarterly Report was being prepared. There have been no material changes in our internal controls over financial reporting that occurred during the period covered by the quarterly report which materially affected, or would be reasonably likely to affect, our internal control over financial reporting.

Part II - Other information

Item 1. Legal proceedings

The company is subject to legal proceedings and claims, which have arisen, in the ordinary course of its business. Legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

In the year ended March 31, 2004, Ms. Jennifer Griffith, a former employee, filed a lawsuit against the company and its former director, Mr. Phaneesh Murthy The lawsuit was served on the company during the quarter ended December 31, 2003. The trial of the lawsuit is scheduled shortly. Based on its present knowledge of facts, management estimates that the lawsuit will not have a material impact on the results of operations or financial position of the company.

On September 09, 2004 the Intellectual Property Appellate Board of India (IPAB) upheld an application made by an infringer of the INFOSYS trademark, Jupiter International Limited (formerly called Jupiter Infosys Limited), and ordered the cancellation of the company’s registration of the INFOSYS trademark in classes 7, 9 and 16. The company moved a Special Leave Petition before the Supreme Court of India to stay the order of the IPAB. On October 12, 2004 the Supreme Court of India stayed the order of the IPAB temporarily. Based on its present knowledge management believes that the company will prevail in this action and that the action will not have any material impact on the results of operations or financial position of the company.

Item 2. Changes in securities and use of proceeds

None

Item 3. Default upon senior securities

None

Item 4. Submission of matters to a vote of security holders

None

Item 5. Other information

None

Item 6. Exhibits and reports

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: October 28, 2004	INFOSYS TECHNOLOGIES LIMITED

/s/ NANDAN M NILEKANI
Nandan M. Nilekani
Chief Executive Officer, President
and Managing Director

EXHIBIT INDEX

Exhibit Number	Description of Document
31.1	Certification of Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes Oxley Act.

32.1	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes Oxley Act.

Infosys Technologies Limited

Exhibit 31.1

CHIEF EXECUTIVE OFFICER CERTIFICATION

I, Nandan M. Nilekani, Chief Executive Officer, President and Managing Director of Infosys Technologies Limited, certify that:

1.	I have reviewed this Quarterly Report on Form 6-K of Infosys Technologies Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ NANDAN M. NILEKANI

Chief Executive Officer, President
Date: October 28, 2004	and Managing Director

CHIEF FINANCIAL OFFICER CERTIFICATION

I, T.V. Mohandas Pai, Chief Financial Officer and Head-Finance and Administration of Infosys Technologies Limited, certify that:

1.	I have reviewed this Quarterly Report on Form 6-K of Infosys Technologies Limited;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ T.V. MOHANDAS PAI

Chief Financial Officer and
Date: October 28, 2004	Head — Finance and Administration

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Nandan M. Nilekani, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report of Infosys Technologies Limited on Form 6-K for the quarterly period ended September 30, 2004, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Quarterly Report on Form 6-K fairly presents in all material respects the financial condition and results of operations of Infosys Technologies Limited.

/s/ NANDAN M. NILEKANI

Nandan M. Nilekani
Chief Executive Officer

I, T. V. Mohandas Pai, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report of Infosys Technologies Limited on Form 6-K for the quarterly period ended September 30, 2004 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Quarterly Report on Form 6-K fairly presents in all material respects the financial condition and results of operations of Infosys Technologies Limited.

/s/ T. V. MOHANDAS PAI

T. V. Mohandas Pai
Chief Financial Officer

Infosys Technologies Limited

Shareholder information

1.	Registered office		Electronics City, Hosur Road, Bangalore 560 100, India
Tel: +91-80-2852-0261, Fax: +91-80-2852-0362
Website: www.infosys.com

2.	Listing on stock exchanges	In India :	The Stock Exchange, Mumbai (BSE), and the National Stock
Exchange of India Ltd. (NSE).

		Outside India:	NASDAQ National Market in the US.

3.	Par value of equity shares		Rs. 5/- each fully paid-up

4.	Registrar and share transfer agents		Share transfers in physical form and other communication regarding share Certificate dividends, change of address, etc. may be addressed to:

Karvy Computershare Private Limited,
Registrars and Share Transfer Agents;
T.K.N. Complex, No. 51/2, Vanivilas Road,
Opposite National College, Basavanagudi,
Bangalore 560 004, India.
Tel: +91-80-2662-1184, Fax: +91-80-2662-1169
E-mail: kumars@karvy.com

5.	Stock market data relating to shares listed in India

a.	The company’s market capitalization is included in the computation of the BSE-30 Sensitive Index (Sensex), the BSE Dollex and S&P CNX NIFTY Index.

b.	Monthly high and low quotations as well as the volume of shares traded at BSE and NSE for the quarter ended September 30, 2004 are:

	BSE			NSE
	High	Low	Volume	High	Low	Volume
	Rs.	Rs.	Nos.	Rs.	Rs.	Nos.
July 2004	1,565	1,281	1,10,70,888	1,565	1,285	3,38,31,920
August 2004	1,590	1,473	87,92,948	1,590	1,472	2,66,60,407
September 2004	1,712	1,575	1,01,54,690	1,712	1,570	2,61,55,883

Total			3,00,18,526			8,66,48,210

Volume traded to average shares outstanding (%)
Quarter ended September 30, 2004	12.17%	35.13%
Quarter ended September 30, 2003	34.45%	86.44%

The number of shares outstanding is 24,66,15,682. American Depositary Shares (ADSs) have been excluded for the purpose of this calculation.

6.	Share transfer system

Shares sent for physical transfer are effected after giving a notice of 15 days to the seller for sale confirmation. The share transfer committee of the company meets as often as required.

The total number of shares transferred in physical form during the three-month ended September 30, 2004 was 1,000 (quarter ended September 30, 2003-200).

7.	Investor services — Complaints received

	Quarter Ended
Nature of complaints	June 30, 2004		June 30, 2003
	Received	Attended to	Received	Attended to
Divident/Bonus Related	53	53	57	57
Total	53	53	57	57

The company has attended to most of the investors’ grievances / correspondences within a period of 10 days from the date of receipt of the same, during the quarter ended September 30, 2004 except in cases that are constrained by disputes or legal impediments.

8.	Legal proceedings

There are some pending cases relating to disputes over title to shares, in which the company has been made a party. However, these cases are not material in nature.

9.	Categories of shareholders as on September 30, 2004

Category	No. of shareholders	Voting strength (%)	No. of shares held
Indian Promoters	19	21.98	5,88,71,736
Foreign Institutional Investors	332	40.58	10,86,76,702
Non Resident Indians / Overseas Corporate Bodies	1,645	0.70	18,73,088
Indian Financial Institutions and Banks	39	3.08	82,40,250
Mutual Funds	171	2.69	72,08,019
Private Corporate Bodies	3,096	1.44	38,61,105
Trust	40	0.83	22,38,508
Public	1,60,009	20.77	5,56,46,274
Equity shares underlying
American Depositary Shares*	1	7.93	2,12,44,988

Total	1,65,352	100.00	26,78,60,670

* Held by beneficial owners outside India.

Infosys Technologies Limited

10.	Financial calendar (tentative and subject to change)

Interim dividend payment, if any	November 2004
Financial reporting for quarter ending December 31, 2004	January 12, 2005
Financial results for year ending March 31, 2005	April 14, 2005
Annual General Meeting for year ending March 31, 2004	June 2005

11.	Investors’ correspondence in India

For investor matters:	For queries relating to financial statements:
Y Balakrishnan,	T. V. Mohandas Pai,
Company Secretary and Senior Vice President — Finance,	Director, CFO and Head — Finance and Administration,
Investors’ Service Cell,	Infosys Technologies Limited,
Infosys Technologies Limited,	Electronics City, Hosur Road,
Electronics City, Hosur Road,	Bangalore 560 100, India.
Bangalore 560 100, India.	Tel: +91-80-2852-0396, Fax: +91-80-2852-0362
Tel: +91-80-2852-0440, Fax: +91-80-2852-0754	E-mail: mdpai@infosys.com
E-mail: balakv@infosys.com

12.	Stock exchange codes

Reuters Code	Telerate / Moneyline code	Bloomberg code
INFY.BO (BSE)	IN;INF (BSE)	INFO IN (BSE)
INFY.NS (NSE)	IN;INFN (NSE)	NINFO IN (NSE)
INFY.O (NASDAQ)	US;INFY (NASDAQ)

13.	Stock market data relating to American Depositary Shares (ADSs)

a.	ADS listed at	:	NASDAQ National Market in the US
b.	Ratio of ADS to equity shares	:	One ADS for one equity share
c.	ADS symbol	:	INFY

d.	The American Depositary Shares issued under the ADS program of the company were listed on the NASDAQ National Market in the US on March 11, 1999. The monthly high and low quotations as well as the volume of ADSs traded at the NASDAQ National Market for the quarter ended September 30, 2004 are:

	High		Low		Volume
	$	Rs.	$	Rs.	Nos.
July 2004	50.36	2,336.70	42.70	1,981.30	13,755,377
August 2004	52.32	2,425.00	44.71	2,072.00	10,243,444
September 2004	59.08	2,712.40	51.76	2,376.30	10,861,493

Total					34,860,314

Note: 1 ADS = 1 equity share. US$ has been converted into Indian rupees at the monthly closing rates. The number of ADSs outstanding as on September 30, 2004 was 21,244,988. The percentage of volume traded to the total float was 164.08%.

e.	Investor correspondence

In US:	In India:

Sandeep Shroff,	V Balakrishnan,
General Manager — Investor Relations,	Company Secretary and Senior Vice President — Finance,
Infosys Technologies Limited,	Infosys Technologies Limited,
6607 Kaiser Drive, Fremont CA 94555, USA.	Electronics City, Hosur Road,
Tel: +1-510-742-2960, Fax: +1-510-742-2930	Bangalore 560 100, India.
Mobile: +1-415-515-9095	Tel: +91-80-2852-0440, Fax: +91-80-2852-0754
E-mail: sandeep_shroff@infosys.com	E-mail: balakv@infosys.com

14.	ECS mandate

The company has received complaints regarding non-receipt of dividend warrants. All shareholders are requested to update their bank account details with their respective depositories. This would enable the company to service its investors better.

15.	Change of address

The company has received complaints regarding non-receipt of dividend warrants and other corporate communications. All shareholders are requested to update their current address with their respective depositories immediately. This would enable the company to service its investors better.

Infosys Technologies Limited

United States

Addison
15305 Dallas Parkway
Suite 210
Addison, TX 75001
Tel. : 1 972 770 0450
Fax : 1 972 770 0490

Atlanta
400 Galleria Parkway
Suite 1490
Atlanta, GA 30339
Tel. : 1 770 980 7955
Fax : 1 770 980 7956

Bellevue
205 108th Avenue NE
Suite 550
Bellevue, WA 98004
Tel. : 1 425 452 5300
Fax : 1 425 452 8440

Berkeley Heights
Two Connell Drive
Suite 4100
Berkeley Heights
New Jersey 07922
Tel. : 1 908 286 3100
Fax : 1 908 286 3125

Charlotte
900 West Trade Street
Suite 750
Charlotte, NC 28202
Tel. : 1 704 264 1536

Fremont
6607 Kaiser Drive
Fremont, CA 94555
Tel. : 1 510 742 3000
Fax : 1 510 742 3090

Lake Forest
One Spectrum Pointe
Suite 350
Lake Forest, CA 92630
Tel. : 1 949 206 8400
Fax : 1 949 206 8499

Lisle
2300 Cabot Drive
Suite 250
Lisle, IL 60532
Tel. : 1 630 482 5000
Fax : 1 630 505 9144

Livonia
39111 W Six Mile Road
Suite 120
Livonia, MI 48152
Tel. : 1 734 779 1629

Phoenix
10851 N Black Canyon Fwy
Suite 830
Phoenix, AZ 85029
Tel. : 1 602 944 4855
Fax : 1 602 944 4879

Quincy
Two Adams Place
Quincy, MA 02169
Tel. : 1 781 356 3100
Fax : 1 781 356 3150

Reston
11951 Freedom Drive
13th Floor, Reston VA 20190
Tel. : 1 703 251 4425
Fax : 1 510 248 2084

Rochester
134 West University Drive
Suite 305
Rochester, MI 48307
Tel. : 1 248 608 2500
Fax : 1 248 608 2557

Belgium
Airport Boulevard Office Park
Bessenveldstraat 25
1831-Diegem, Belgium
Tel. : 32 2 716 4888
Fax : 32 2 716 4880

Canada
5140 Yonge Street
Suite 1400
Toronto, Ontario M2N 6L7
Tel. : 1 416 224 7400
Fax : 1 416 224 7449

China
Beijing Representative Office
14th Floor, IBM Tower
Pacific Century Place
2A Workers Stadium Road North
Chaoyang District
Beijing 100027
Tel. : 86 10 6539 1095 /1063
Fax : 86 10 6539 1060

France
12 Avenue de l’Arche
Faubourg de l’Arche
92419 Courbevoie Cedex
Paris
Tel. : 33 1 46 91 84 56
Fax : 33 1 46 91 88 45

Germany
TOPAS 1
Mergenthalerallee 77
65760 Eschborn / Frankfurt
Tel. : 49 6196 9694 0
Fax : 49 6196 9694 200

Liebknechtstrasse 33
D-70565 Stuttgart
Tel. : 49 711 7811 570
Fax : 49 711 7811 571

Hong Kong
16F Cheung Kong Centre
2 Queen’s Road Central
Central, Hong Kong
Tel. : 852 2297 2231
Fax : 852 2297 0066

Italy
Via Torino 2
20123 Milano, Italy
Tel. : 39 02 7254 6456
Fax : 39 02 7254 6400

Japan
Izumi Garden Wing 2F
1-6-3, Roppongi, Minato-ku
Tokyo 106 0032
Tel. : 81 3 5545 3251
Fax : 81 3 5545 3252

Mauritius
4th Floor, B Wing
Ebène Cyber Towers
Reduit, Mauritius.
Tel. : 230 401 9200
Fax : 230 464 1318

Scandinavia
Stureplan 4C, 4tr
114 35, Stockholm
Sweden
Tel. : 46 8 463 1112
Fax : 46 8 463 1114

Switzerland
1st Floor,
Badenerstrasse 530
8048, Zurich
Tel. : 41 43 817 4170
Fax : 41 43 817 4150

The Netherlands
Newtonlaan 115
3584 BH Utrecht
Tel. : 31 30 210 6462
Fax : 31 30 210 6860

United Arab Emirates
Y-45, P.O. Box 8230
Sharjah Airport International
Free Zone (SAIF Zone) Sharjah
Tel. : 971 6 5571 068
Fax : 971 6 5571 056

United Kingdom
Emerald House
15 Lansdowne Road
Croydon, Surrey CR0 2BX
Tel. : 44 208 774 3300
Fax : 44 208 686 6631

3rd Floor, 288 Bishops Gate
London, EC2M 4QP
Tel. : 44 207 959 3029
Fax : 44 207 959 3089

India

Bangalore
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362

Reddy Building
K-310, 1st Main, 5th Block
Koramangala
Bangalore 560 095
Tel. : 91 80 2553 2591 /92
Fax : 91 80 2553 0391

Bhubaneswar
Plot No. E/4, Info City
Bhubaneswar 751 024
Tel. : 91 674 232 0032
Fax : 91 674 232 0100

Chennai
No.138
Old Mahabalipuram Road
Sholinganallur
Chennai 600 119
Tel. : 91 44 2450 9530 / 40
Fax : 91 44 2450 0390

Hyderabad
Survey No. 210
Manikonda Village
Lingampally
Rangareddy (Dist)
Hyderabad 500 019
Tel. : 91 40 2300 5222
Fax : 91 40 2300 5223

Mangalore
Kuloor Ferry Road, Kottara
Mangalore 575 006
Tel. : 91 824 245 1485 / 88
Fax : 91 824 245 1504

Mohali
B 100, Industrial Area
Phase VIII, SAS Nagar
Mohali 160 059
Tel. : 91 172 509 0510
91 172 223 7191
Fax : 91 172 223 7193

Mumbai 85 ‘C’ Mittal Towers
8th Floor, Nariman Point
Mumbai 400 021
Tel. : 91 22 2284 6490
Fax : 91 22 2284 6489

Mysore
No. 350
Hebbal Electronics City
Hootagalli, Mysore 571 186
Tel. : 91 821 240 4101
Fax : 91 821 240 4200

New Delhi
K30, Green Park Main
Behind Green Park Market
New Delhi 110 016
Tel. : 91 11 2651 4829
Fax : 91 11 2685 3366

Pune
Plot No. 1
Rajiv Gandhi Infotech Park
Hinjawadi, Taluka Mulshi
Pune 411 057
Tel. : 91 20 2293 2800
Fax : 91 20 2293 2832

Thiruvananthapuram
3rd Floor, Bhavani, Technopark
Thiruvananthapuram 695 581
Tel. : 91 471 270 0888
Fax : 91 471 270 0889

Subsidiaries

Infosys Technologies (Australia) Pty. Limited

Melbourne
Level 2 & 3, 484, St. Kilda Road
Melbourne VIC 3004
Tel. : 61 3 9860 2000
Fax : 61 3 9860 2999

Level 18 & 25
150 Lonsdale Street
Melbourne VIC 3000
Tel. : 61 3 8664 6100
Fax : 61 3 8650 6199

Sydney
Level 4, 77 Pacific Highway
North Sydney NSW 2060
Tel. : 61 2 8912 1500
Fax : 61 2 8912 1555

Infosys Technologies
(Shanghai) Co. Ltd.
Bldg 24 & 25
PuDong Software Park
No. 498 Guo Shou Jing Road
PuDong New Area, Shanghai
China 201203
Tel. : 86 21 5027 1588
Fax : 86 21 5080 2927

Progeon Limited
Plot No. 26/3, 26/4 and 26/6
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 2405
Fax : 91 80 2852 2411

27, SJR Towers
Bannerghatta Road
J. P. Nagar III Phase
Bangalore 560 078
Tel. : 91 80 2658 8668
Fax : 91 80 2658 8676

Progeon SRO
4th Floor, 26, 28 & 30
Masarykova Street
Brno 60200
Czech Republic
Tel. : 420 731 146 275

Infosys Consulting, Inc.
15305 Dallas Parkway
Suite 210
Addison, TX 75001
Tel. : 1 972 770 0450
Fax : 1 972 770 0490

Bankers ICICI Bank Ltd.
Bank of America

Company Secretary
V. Balakrishnan

Auditors
BSR & Co.
(formerly Bharat S. Raut & Co.)
Chartered Accountants

Independent Auditors
(US GAAP)
KPMG LLP

Visit Infosys at
www.infosys.com

Call us at

within the U.S.
1 800 ITL INFO

outside the U.S.
91 80 2852 0261

© 2004 Infosys Technologies Limited, Bangalore, India.

Infosys acknowledges the proprietary rights in the trademarks and product names of other companies mentioned in the document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registration has duly caused this report to be sign on its behalf by the undersigned thereunto duly organized

Dated: November 12, 2004

INFOSYS TECHNOLOGIES LIMITED
By:	/s/ NANDAN M. NILEKANI
Nandan M. Nilekani
Chief Executive Officer, President and Managing Director